Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

BROOKSTONE HOLDINGS CORP.,

BROOKSTONE ACQUISITION CORP.

and

BROOKSTONE, INC.

Dated as of April 15, 2005

i

ii

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 15, 2005 (this “Agreement”), by and among Brookstone Holdings Corp., a Delaware corporation (“Parent”), Brookstone Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent (“Acquisition”), and Brookstone, Inc., a Delaware corporation (the “Company”).

WHEREAS, Parent, Acquisition and the Company intend to effect a merger (the “Merger”) of Acquisition with and into the Company in accordance with this Agreement and the Delaware General Corporation Law (“DGCL”);

WHEREAS, Acquisition is a wholly-owned subsidiary of Parent that was formed by Parent for purposes of effectuating the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the board of directors of the Company (the “Board of Directors”) has, based on the unanimous recommendation of a special committee (the “Special Committee”) of the Board of Directors formed for the purposes of evaluating and negotiating the transactions contemplated by this Agreement, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of the Company and the Stockholders, (b) declared it advisable to enter into, and has approved this, Agreement, in accordance with the DGCL and (c) resolved to recommend adoption of this Agreement by the Stockholders;

WHEREAS, the board of directors of Acquisition has unanimously (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Parent, as the sole stockholder of Acquisition, and Acquisition, (b) declared it advisable to enter into, and has approved, this Agreement, in accordance with the DGCL; and (c) recommended adoption of this Agreement by Parent;

WHEREAS, Parent, as the sole stockholder of Acquisition, has adopted and approved this Agreement and approved the transactions contemplated hereby, including the Merger; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition to the willingness of Parent and Acquisition to enter into this Agreement, Michael F. Anthony (the “CEO”) is entering into a binding term sheet with Parent relating to his employment with the Company and equity ownership in Parent and its Affiliates from and after the Effective Time (as defined below) (the “CEO Term Sheet”).

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, agreements and conditions herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. The following terms shall have the following meanings in this Agreement:

“Acquired Company” refers to each of the Company and each Subsidiary of the Company, and “Acquired Companies” means the Company and the Subsidiaries of the Company, collectively.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by contract or otherwise.

“Award” means a Restricted Stock Award or Deferred Stock Award.

“Business Day” means any day other than (a) a Saturday, Sunday or federal holiday or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor law, and regulations issued by the IRS pursuant thereto.

“Common Stock” means the Company’s common stock, par value $0.001 per share.

“Company Benefit Plan” means any plan, program, arrangement or agreement that is a pension, profit-sharing, savings, retirement, employment, consulting, severance pay, termination, executive compensation, incentive compensation, deferred compensation, bonus, stock purchase, stock option, phantom stock or other equity-based compensation, change-in-control, retention, salary continuation, vacation, sick leave, disability, death benefit, group insurance, hospitalization, medical, dental, life (including all individual life insurance policies as to which the Company is the owner, the beneficiary, or both), Code Section 125 “cafeteria” or “flexible” benefit, employee loan, educational assistance or fringe benefit plan (as defined in Section 132 of the Code), whether written or oral, including any (i) ”employee benefit plan” within the meaning of Section 3(3) of ERISA or (ii) other employee benefit plan, agreement, program, policy, arrangement or payroll practice, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transaction contemplated by this Agreement or otherwise) under which any employee or former employee of the Company has any right to present or future benefits.

“Company Equity Plans” means the Company’s 1992 Equity Incentive Plan (as amended and restated), 1991 Stock Purchase and Option Plan, 1996 Directors Stock Option Plan, 1999 Equity Incentive Plan, 2000 Employee Stock Purchase Plan and 2004 Equity Incentive Plan.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development which has had a material adverse effect on (a) the business, assets, properties, liabilities, financial condition or results of operations of the Acquired Companies, taken as a whole, or (b) the ability of the Company to perform its obligations under this Agreement; provided, however, that Company Material Adverse Effect shall not include any change, effect, event, occurrence, state of facts or developments resulting from: (a) a general deterioration in economic conditions; (b) the announcement or existence of this Agreement or the transactions contemplated hereby; (c) any action required to be taken or omission required to be made by the Acquired Companies pursuant to, or otherwise expressly permitted by, the terms hereof or with the prior consent of Parent; (d) changes or conditions affecting the industry in which the Acquired Companies operate and not disproportionately affecting the Acquired Companies; or (e) any worldwide or nationwide conditions or circumstances (political, economic, or similar), including, without limitation, an outbreak or escalation or war, armed hostilities, acts of terrorism, or other national or international calamity, crisis or emergency occurring within or outside of the United States; and provided further that, a decline in the market price of the Common Stock shall not, in and of itself, be deemed to constitute a Company Material Adverse Effect. For all purposes of this Agreement, a change, effect, event, occurrence, state of facts or development shall only be deemed to have a “Company Material Adverse Effect” where such change, effect, event, occurrence, state of facts or development, individually or in the aggregate with other changes, effects, events, occurrences, states of facts or developments, has a Company Material Adverse Effect. In addition, with respect to actions of the landlords under the Acquired Companies’ real property leases relating to the transactions contemplated by this Agreement, for purposes of determining whether a Company Material Adverse Effect shall have occurred under Section 7.2(d), only actual evictions under such leases will be considered.

“Company Triggering Event” means (a) (i) the failure of the Board of Directors to make the Company Board Recommendation to the Stockholders pursuant to Section 6.3(b) or (ii) the withdrawal or modification of the Company Board Recommendation in a manner adverse to Parent and Acquisition, or (iii) the Board of Directors or the Company, in any written material filed with the SEC, mailed to the Stockholders or otherwise made publicly available, or in any stockholder or analyst call, press conference or similar public forum, shall have made any statements which are inconsistent with the Company Board Recommendation; (b) the Board of Directors fails to reaffirm, without qualification, the Company Board Recommendation following the public disclosure of an Acquisition Proposal (other than a tender or exchange offer covered under clause (d) below) within ten (10) Business Days after Parent reasonably requests in writing that such action be taken; (c) the Board of Directors shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (d) a tender or exchange offer relating to 20% or more of the securities of the Company shall have been commenced by someone other than Parent or its Affiliates and the Company shall have failed to send to the Stockholders within ten (10) Business Days after the commencement of such tender or exchange offer, a statement disclosing that the Board of Directors recommends rejection of such tender or exchange offer; provided, however, that a “Company Triggering Event” shall not be deemed to have occurred if the Company shall have the right to terminate this Agreement pursuant to Section 8.1(i).

“Confidentiality Agreements” means those certain confidentiality agreements, effective as of March 11, 2005, between Brookstone Company, Inc. and each of OSIM International Ltd, J.W. Childs Associates, L.P. and Temasek Capital (Private) Limited.

“Contract” means any agreement, contract, obligation, promise, or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Deferred Stock Award” means an award granted by the Company under a Company Equity Plan which provides for the delayed issuance of shares of Common Stock and which is subject to terms and conditions specified in the applicable agreements and/or other documents relating to the grant by the Company of such Award.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, easement, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Equity Interest” means with respect to any Person, any and all shares, interests, participations, rights in, or other equivalents (however designated and whether voting or non-voting) of, such Person’s capital stock or other equity interests (including, without limitation, partnership or membership interests in a partnership or limited liability company or any other interest or participation that confers on a Person the right to receive a share of the profits and losses, or distributions of assets, of the issuing Person).

“Exempt Employee Litigation” means the following class action lawsuit pending in the California Superior Court, County of Los Angeles: Rex Berry and Michael Carney, individuals on behalf of themselves and all other similarly situated v. Brookstone, Inc., Brookstone Company, Inc. and Brookstone Stores, Inc.

“Exempt Employee Settlement Amount” means the cash settlement amount set forth in the Settlement and Release of All Claims Agreement, dated November 30, 2003 (the “Exempt Employee Settlement Agreement”) relating to the Exempt Employee Class Action.

“Existing Credit Facility” means that certain Amended and Restated Credit Agreement, dated as of February 21, 2002, as amended, among the Company, Brookstone Company, Inc., Brookstone Stores, Inc., Brookstone Purchasing, Inc., Gardeners Eden by Mail, Inc., Gardeners Eden Company, Inc., Gardeners Eden Purchasing, Inc., Fleet National Bank as agent for the lenders thereunder and Citizens Bank of Massachusetts, as documentation agent.

“Existing Proposal” means that certain Acquisition Proposal received by the Board of Directors in writing on April 7, 2005, the existence of (but not the material terms or identity of the maker) which has been disclosed to Parent prior to the date hereof.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governmental Authority” means any domestic or foreign national, state, multi-state or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any legislative, judicial, administrative, adjudicative, investigatory, regulatory or taxing authority thereunder.

“Hedge Contract” means any interest rate swap, cap, collar or similar Contract and any Contract designed to protect the Acquired Companies against foreign currency exchange rate fluctuations.

“Identified Award” means an Award (a) listed or otherwise disclosed in Section 4.3 of the Company Disclosure Letter, (b) granted by the Company subsequent to the date hereof with the prior written consent of Parent or (c) granted prior the date hereof and not listed in Section 4.3 of the Company Disclosure Letter which Parent has consented in writing to designate as an Identified Award for purposes hereof.

“Identified Option” means an Option (a) listed or otherwise disclosed in Section 4.3 of the Company Disclosure Letter, (b) granted by the Company subsequent to the date hereof with the prior written consent of Parent or (c) granted prior the date hereof and not listed in Section 4.3 of the Company Disclosure Letter which Parent has consented in writing to designate as an Identified Option for purposes hereof.

“Indebtedness” means, with respect to any Person (other than trade payables or accruals, operating liabilities and other current liabilities), (a) indebtedness of such Person for borrowed money, (b) other indebtedness of such Person evidenced by notes, bonds or debentures, (c) capitalized leases classified as indebtedness of such Person under GAAP, (c) any obligation of such Person for the deferred purchase price of property or services, (d) all obligations of such Person pursuant to or evidenced by Hedge Agreements, (e) all Indebtedness of another Person referred to in clauses (a) through (d) above guaranteed by such Person and (f) all reimbursement obligations of such Person with respect to letters of credit, bankers’ acceptance or similar facilities issued for the account of such Person.

“Knowledge of the Company” means the actual knowledge of Michael F. Anthony, Philip Roizin or Daniel Burke.

“Law” means any federal, state, local, municipal, foreign, international, multinational, or other administrative order, code, constitution, law, ordinance, principle of common law, regulation, statute, or treaty.

“Legal Proceeding” means any action, suit, complaint, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Merrimack Loan Agreement” means that certain Real Estate Loan Agreement, dated as of August 24, 2004, between Brookstone Company, Inc. and BankNorth, N.A. and the related promissory note.

“Merrimack Mortgage” means that certain Mortgage and Security Agreement, dated as of August 24, 2004, made by Brookstone Company, Inc. in favor of BankNorth, N.A.

“Merrimack Swap Agreement” means that certain International Swap Dealers Association Master Agreement dated as of July 8, 2004 between Brookstone Company, Inc. and BankNorth, N.A.

“Mexico Lease” means that certain Amended and Restated Lease Agreement with Option to Purchase, Dated as of March 1, 2004, between the City of Mexico, Missouri and Brookstone Stores, Inc. and the underlying revenue bond.

“Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

“November 2004 Option” means the option period established by the Company in November, 2004 to purchase shares of Common Stock under the Company’s 2000 Employee Stock Purchase Plan.

“Options” means an option to purchase shares of Common Stock granted by the Company under the Company Equity Plans.

“Permitted Encumbrances” means (a) Encumbrances identified in Section 1.1 of the Company Disclosure Letter, (b) Encumbrances for Taxes, assessments, governmental charges or levies or other statutory liens which are not material in amount relative to the property affected or which are not yet delinquent or are being contested in good faith and by appropriate proceedings in respect thereof or for which an appropriate reserve has been established in accordance with GAAP, (c) Encumbrances arising under the Existing Credit Facility or the Mexico Lease, (d) Encumbrances arising under the Merrimack Mortgage or the Merrimack Loan Agreement, (e) restrictions on transfer generally arising under federal and state securities Laws, (f) Encumbrances arising in the ordinary course of business securing the claims or demands of materialmen, workmen, mechanics, carriers, warehousemen, landlords, and other like persons for labor, materials, supplies, or rentals, if any, which are (i) not overdue or (ii) being contested in good faith by appropriate proceedings, (g) Encumbrances resulting from deposits made in connection with workers’ compensation, unemployment insurance, social security and similar Laws, (h) Encumbrances of banks and financial institutions with respect to funds on deposit therewith or other property in possession thereof and (i) Encumbrances and other imperfections of title, if any, as do not individually or in the aggregate materially detract from the value, or materially interfere with the present occupancy or use, of the Owned Real Property or the distribution center leased under the Mexico Lease or otherwise materially impair the business operations of the Acquired Companies, taken as a whole.

“Person” means any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or any other entity or Governmental Authority.

“Representatives” means, when used with respect to a Person, the directors, officers, employees, consultants, accountants, legal counsel, advisors and other representatives of such Person.

“Restricted Stock” means shares of Common Stock that are subject to restrictions and limitations as may be set forth in the restricted stock award agreement, deferred stock award agreement and/or other documents relating to the grant of the applicable Restricted Stock Award or, if applicable, Deferred Stock Award.

“Restricted Stock Award” means an award of shares of Restricted Stock granted by the Company under a Company Equity Plan which is subject to terms and conditions specified in the applicable agreements and/or other documents relating to the grant by the Company of such Award.

“SEC” means the United States Securities and Exchange Commission.

“SERP” means the Brookstone, Inc. Defined Contribution Supplemental Executive Retirement Plan.

“Solvent” shall mean, with respect to any Person, that (a) the property of such Person, at a fair valuation, exceeds the sum of its debts (including contingent and unliquidated debts); (b) the present fair saleable value of the property of such Person exceeds the amount that will be required to pay such Person’s probable liability on its existing debts as they become absolute and matured; (c) such Person does not have unreasonably small capital with which to conduct its business; and (d) such Person does not intend or believe that it will incur debts beyond its ability to pay as they mature. In computing the amount of contingent or unliquidated liabilities at any time, such liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured liabilities.

“Stockholders” means the holders of the Company’s outstanding shares of Common Stock.

“Subsidiary” of a Person means a corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, with respect to which such Person, directly or indirectly, owns (i) a right to 50% or more of the profits of such entity or (ii) securities having the power to elect 50% or more of the members of the board of directors or similar body governing the affairs of such entity.

“Tax Returns” means any and all reports, returns, forms, declarations, claims for refund, elections, estimates, information reports or returns or statements required to be filed with a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxes” means any and all federal, state, provincial, local, foreign and other taxes, customs, duties, and similar governmental charges in the nature of taxes (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), whether collected by withholding or otherwise, including without limitation

(x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated withholding, employment, social security, unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes.

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

Section 1.2 Additional Definitions. The following terms shall have the meanings set forth in the Sections of this Agreement set forth below:

Term	Section
Acquisition	Preamble
Acquisition Proposal	6.5(a)
Acquisition Transaction	6.5(a)
Agreement	Preamble
Aggregate Financing	5.6
Balance Sheet	4.8(a)
Balance Sheet Date	4.8(b)
Board of Directors	Recitals
Capitalization Date	4.3(a)
CEO	Recitals
CEO Term Sheet	Recitals
Certificate	3.1(c)
Certificate of Merger	2.3
Closing	2.2
Closing Date	2.2
Commitment Letters	5.6
Company	Preamble
Company Board Recommendation	4.2(b)
Company Disclosure Letter	Article IV
Company Financial Advisor	4.21
Company Intellectual Property Rights	4.19(a)
Company Organizational Documents	4.1
Company SEC Reports	4.7(a)
Company Securities	4.3(b)
Continuing Employees	6.14(a)
Customer Information	4.19(d)
Debt Financing	5.6
Definitive Financing Agreements	6.8(a)
DGCL	Recitals
Dissenting Shares	3.4(a)
Effective Time	2.3
Environmental Laws	4.18
Exchange Act	4.3(e)
Existing Bylaws	2.5(b)

Term	Section
Existing Charter	2.5(a)
Financing Commitment	5.6
Hazardous Materials	4.18
HSR Act	4.5
Indemnified Parties	6.9(a)
Inventory	4.13(b)
IRS	4.15(a)
JWC	5.6
LC Satisfaction	6.8(d)
Leased Real Property	4.12(a)
Material Contracts	4.14(a)
Maximum Aggregate Premium	6.9(c)
Merger	Recitals
NASDAQ	4.5
New Plans	6.14(b)
Option Consideration	3.2(a)
OSIM	5.6
Owned Real Property	4.12(b)
Parent	Preamble
Parent Disclosure Letter	Article V
Parent Expenses	8.3(a)(ii)
Paying Agent	3.5(a)
Payoff Amount	6.8(d)
Payoff Letter	6.8(d)
Per Share Merger Consideration	3.1(c)
Permits	4.10(b)
Post-Signing Returns	6.13(a)
Preferred Stock	4.3(a)
Privacy Policy	4.19(d)
Proxy Statement	6.3(b)
Real Property	4.12(b)
Real Property Leases	4.12(a)
Real Property Subleases	4.12(d)
Required Stockholder Approval	4.2(a)
Revised Offer	6.5(d)
Schedule 13E-3	6.3(b)
Securities Act	4.3(d)
SOX	4.7(a)
Special Committee	Recitals
Stock Award Consideration	3.2(b)
Stockholders Agreement	4.3(d)
Stockholders Meeting	6.4
Subject Property	4.18
Superior Proposal	6.5(b)

Term	Section
Surviving Corporation	2.1
Takeover Statute	4.2(b)
Temasek	5.6
Third Party	6.5(a)
Transaction Related Legal Proceeding	6.12
2004 Draft 10-K	4.7(a)
2005 Budget	6.2(p)
WARN Act	4.16(e)

ARTICLE II

THE MERGER

Section 2.1 Merger; Surviving Corporation. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Acquisition shall be merged with and into the Company in accordance with the terms of, and subject to the conditions set forth in this Agreement and the DGCL. Following the Merger, the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Delaware, and the separate corporate existence of Acquisition shall cease.

Section 2.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Kaye Scholer LLP, 425 Park Avenue, New York, New York at 10:00 a.m., New York City time, as soon as practicable, but in no event later than the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the contemporaneous satisfaction or waiver of those conditions), or at such other place or at such other date as Parent and the Company may mutually agree. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

Section 2.3 Effective Time. At the Closing, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time at which the Merger shall become effective as is specified in the Certificate of Merger and as is agreed to by Parent and the Company, being the “Effective Time”) and shall make all other filings or recordings required under the DGCL in connection with the Merger.

Section 2.4 Effects of the Merger. The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Acquisition shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Acquisition shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5 Certificate of Incorporation.

(a) Subject to Section 6.9, at the Effective Time, the certificate of incorporation of the Company (the “Existing Charter”) shall be amended so as to read in its entirety in the form attached as Exhibit A hereto, and as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and applicable Law.

(b) Subject to Section 6.9, at the Effective Time, the by-laws of the Company (the “Existing Bylaws”) shall be amended so as to read in their entirety in the form to be provided by Parent to the Company no later than five (5) Business Days prior to Closing, and reasonably acceptable to the Company, and, as so amended, shall be the by-laws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and applicable Law.

Section 2.6 Officers and Directors. The individuals identified by Parent in a written notice to be delivered to the Company no later than five (5) Business Days prior to Closing shall be the initial officers and directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation, in each case until their respective successors are duly elected and qualified.

ARTICLE III

EFFECT OF THE MERGER ON CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

Section 3.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Acquisition, the Company or the holders of any of the following securities:

(a) Each share of common stock of Acquisition issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock of the Surviving Corporation.

(b) Each share of Common Stock held in the treasury of the Company, or owned by Parent, Acquisition or owned by any of their respective Subsidiaries, in each case immediately prior to the Effective Time, shall be canceled without any conversion thereof and no consideration shall be paid with respect thereto.

(c) Each share of Common Stock, issued and outstanding immediately prior to the Effective Time, other than any Dissenting Shares and shares of Common Stock to be canceled pursuant to Section 3.1(b), shall be converted into the right to receive $20.50 in cash, without interest (the “Per Share Merger Consideration”). As of the Effective Time, and subject to Section 3.4 hereof, each such share of Common Stock shall no longer be outstanding and shall automatically be canceled and retired, and each holder of record of a certificate representing any such shares (a “Certificate”) shall cease to have any rights with respect thereto, other than the right to receive the Per Share Merger Consideration, in accordance with Section 3.5.

(d) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of the Company’s capital stock on the records of the Company.

Section 3.2 Treatment of Options and Other Equity Awards. Prior to the Effective Time, the Company shall take all action necessary such that:

(a) As of the Effective Time, each outstanding Option shall be canceled and each holder of an Option shall cease to have any rights with respect thereto, other than the right, if such Option is an Identified Option, to receive the Option Consideration, if any, in accordance with this Section 3.2(a). Each holder of an Identified Option outstanding immediately prior to the Effective Time (including any Identified Option that would terminate or be forfeited by its terms as a result of the Merger), whether or not then exercisable, shall be entitled to receive in cash an amount (the “Option Consideration”) equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of Common Stock for such Identified Option and (ii) the number of shares of Common Stock then subject to such Identified Option. Payment of the Option Consideration shall be made by the Surviving Corporation, subject to the terms and conditions of this Agreement, as soon as practicable after consummation of the Merger and receipt by the Surviving Corporation of the surrendered option agreement or other document representing such Identified Option, or if the holder is unable to deliver such agreement or document, a customary affidavit and agreement of indemnification, in form reasonably satisfactory to Parent, and a written instrument, reasonably satisfactory to Parent, duly executed by the holder of such Identified Option setting forth (x) a representation by such holder that he or she is the owner of all options represented by such Identified Option and (y) a confirmation of, and consent to, the cancellation of all of the options represented by such Identified Option. For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, as of the Effective Time, any Option which is not an Identified Option will be cancelled without further action by the Company and without consideration to the holder thereof. All amounts payable pursuant to this Section 3.2(a) shall be subject to any required withholding of Taxes and shall be paid without interest.

(b) As of the Effective Time, each outstanding Award shall be canceled and each holder of an Award shall cease to have any rights with respect thereto, other than the right, if such Award is an Identified Award, to receive the Stock Award Consideration, if any, in accordance with this Section 3.2(b). Each holder of an Identified Award outstanding immediately prior to the Effective Time (including any Identified Award that would terminate or be forfeited by its terms as a result of the Merger), whether or not subject to any restrictions, limitations or conditions, shall be entitled to receive in cash an amount (the “Stock Award Consideration”) equal to the product of (i) the excess, if any, of the Per Share Merger Consideration over the unpaid purchase price per share of Common Stock, if any, for such Identified Award and (ii) the number of shares of Common Stock then subject to such Identified Award. Payment of the Stock Award Consideration shall be made by the Surviving Corporation, subject to the terms and conditions of this Agreement, as soon as practicable after consummation of the Merger and receipt by the Surviving Corporation of the surrendered restricted stock or deferred stock agreement or other document representing such Identified Award or if the holder is unable to deliver such agreement or document, a customary affidavit and agreement of indemnification, in form reasonably satisfactory to Parent and a written instrument, reasonably satisfactory to Parent, duly executed by the holder of such Identified Award setting forth (x) a representation by such holder that he or she is the owner of such Identified Award and (y) a confirmation of, and consent to, the cancellation of such Identified Award. For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, as of the Effective Time, any Award which is not an Identified Award will be cancelled without further action by the Company and without consideration to the holder thereof. All amounts payable pursuant to this Section 3.2(b) shall be subject to any required withholding of Taxes and shall be paid without interest.

(c) Prior to the Effective Time, the Company shall take or cause to be taken all actions necessary to effectuate the foregoing treatment in this Section 3.2 to the extent such treatment is not expressly provided for by the terms of the applicable Company Equity Plans and related agreements and/or other documents relating to the grant by the Company of outstanding Options and Awards.

(d) As of the Effective Time, all Company Securities other than the outstanding Common Stock, Identified Options and Identified Awards shall be cancelled and extinguished without consideration to any Person and shall no longer represent the rights purported to be represented thereby, and no holder of any such Company Securities shall have any further rights in respect thereof.

Section 3.3 Adjustment of Per Share Merger Consideration. In the event that, after the date of this Agreement but prior to the Effective Time, any stock split, combination, reclassification or stock dividend with respect to the Common Stock, any change or conversion of the Common Stock into other securities or any other dividend or distribution with respect to the Common Stock should occur, appropriate and proportionate adjustments shall be made to the Per Share Merger Consideration, and thereafter all references to the Per Share Merger Consideration shall be deemed to be to Per Share Merger Consideration as so adjusted.

Section 3.4 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any shares of Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by Stockholders who have not voted in favor of or consented to the Merger and who have properly demanded and perfected their rights to be paid the fair value of such shares of Common Stock in accordance with Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, and the holders thereof shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if any such Stockholder shall fail to perfect or shall effectively waive, withdraw or lose such Stockholder’s rights under Section 262 of the DGCL, such Stockholder’s shares of Common Stock in respect of which the Stockholder would otherwise be entitled to receive fair value under Section 262 of the DGCL shall thereupon be deemed to have been converted, at the Effective Time, into the right to receive the Per Share Merger Consideration without any interest thereon.

(b) The Company shall provide Parent with prompt notice of any notice received by the Company of intent to demand the fair value of any shares of Common Stock,

withdrawals of such notices and any other instruments served pursuant to Section 262 of the DGCL and received by the Company. The parties will cooperate in good faith with respect to, and endeavor to mutually agree upon the approach to be taken with respect to, all negotiations and proceedings with respect to the exercise of dissenters’ rights under Section 262 of the DGCL. The Company shall not, except with the prior written consent of Parent or as otherwise required by applicable Law, make any payment with respect to any such exercise of dissenters’ rights or offer to settle or settle any such rights.

Section 3.5 Payment and Exchange of Certificates.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as a paying and exchange agent in connection with the Merger (the “Paying Agent”). At or prior to the Effective Time, Parent will provide to, or cause the Surviving Corporation to provide to, and shall deposit in trust with, the Paying Agent, the aggregate cash consideration to which the Stockholders become entitled under Section 3.1(c). Until used for that purpose, and unless otherwise directed by Parent, such funds shall be invested by the Paying Agent in liquid debt securities rated AA or higher by at least two nationally-recognized rating agencies; provided, that no such investment or loss thereon shall affect the amounts payable to the Stockholders pursuant to this Article III (it being understood that Parent promptly will cause the Surviving Corporation to provide to, and deposit in trust with, the Paying Agent, any additional amounts necessary as a result of any such losses thereon). Any interest and other income resulting from such investments shall promptly be paid to Parent upon its request.

(b) Promptly after the Effective Time, Parent shall cause the Paying Agent to send to each Person who was, at the Effective Time, a holder of record of Certificates (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including (A) a provision confirming that delivery of Certificates shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of such Certificates to the Paying Agent, and (B) a form of certification by the Person executing such letter of transmittal to the effect that such Person is not “foreign” for purposes of Sections 897 and 1445 of the Code), and (ii) instructions for use in effecting the surrender of Certificates in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate to the Paying Agent, together with a duly executed letter of transmittal (A) the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration in respect of each share of Common Stock represented thereby and (B) the Certificates so surrendered shall be canceled. Until surrendered as contemplated by this Section

3.5(b), subject to Section 3.4, each Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive the Per Share Merger Consideration. If any Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the payment of any portion of the Per Share Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide an appropriate affidavit and to deliver an agreement of indemnification, in form reasonably satisfactory to Parent, against any claims that may be made against the Paying Agent, Parent or the Surviving Corporation with respect to such Certificate.

(c) If any Per Share Merger Consideration is to be paid to any Person other than the registered holder of the Certificate surrendered in exchange therefor, it shall be a condition to such exchange that such surrendered Certificate shall be properly endorsed or otherwise in proper form for transfer and such Person either (i) shall pay to the Paying Agent any transfer or other Taxes required as a result of the distribution of such cash payment to such Person, or (ii) shall establish to the reasonable satisfaction of the Paying Agent that such Tax has been paid or is not applicable. Parent or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock such amounts as Parent or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock in respect of which such deduction and withholding was made by Parent or the Paying Agent. All amounts in respect of Taxes received or withheld by Parent shall be disposed of by Parent in accordance with the Code or such state, local or foreign Tax Law, as applicable.

(d) The Per Share Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this Section 3.5 shall be deemed to have been delivered (and paid) in full satisfaction of all rights pertaining to the Common Stock previously represented by such Certificates.

(e) At any time which is more than 180 days after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to the Surviving Corporation any funds which had been deposited with the Paying Agent and have not been disbursed in accordance with this Section 3.5 and after the funds have been delivered to Parent, Persons entitled to payment in accordance with this Section 3.5 shall be entitled to look solely to the Surviving Corporation for payment of the Per Share Merger Consideration upon surrender of the Certificates held by them, without any interest thereon. Any Per Share Merger Consideration remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto. Neither the Surviving Corporation, Parent nor the Paying Agent will be liable to any Person entitled to payment under this Article III for any consideration which is delivered to a public official pursuant to any abandoned property, escheat or similar Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates; provided that any fact or condition disclosed in any Section or Subsection of such disclosure letter in such a way as to make its relevance to another Section or Subsection of this Agreement reasonably apparent shall be deemed to be an exception to such Section or Subsection of this Agreement) delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”); the Company represents and warrants to Parent and Acquisition that:

Section 4.1 Corporate Existence and Power. Each of the Acquired Companies (a) is a corporation or other entity duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization and (b) is duly licensed or qualified to do business as a foreign corporation or other entity and is in good standing under the Laws of each other state of the United States or the Laws of any foreign jurisdiction, if applicable, in which the character of the properties owned, licensed or leased by it or in which the transaction of its business as now conducted makes such qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have a Company Material Adverse Effect. Each of the Acquired Companies has all requisite corporate power and authority to own, operate, license and lease its properties and carry on its business as now conducted, except where the failure to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect. The Company has made available to Parent true and correct copies of the certificate of incorporation and bylaws or other governing instruments of each of the Acquired Companies as currently in effect (the “Company Organizational Documents”). To the Knowledge of the Company and subject to the unavailability of certain records and minutes concerning the negotiations of this Agreement and the transactions contemplated hereby and the Existing Proposal, the corporate records and minute books of the Company and each of its Subsidiaries made available to Parent prior to the date hereof are complete and correct in all material respects and reflect all material actions taken and material authorizations made at meetings of the Acquired Companies’ boards of directors (or equivalent governing bodies) or any committees thereof and at any stockholders’ (or equivalent) meetings thereof.

Section 4.2 Authorization, Enforceability; Company Board Recommendation.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents executed by it in connection herewith and subject to the adoption of this Agreement by the Stockholders (the “Required Stockholder Approval”), to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Board of Directors, and no other corporate action on the part of the Company is necessary to authorize this Agreement or to consummate the transactions contemplated hereby, including the Merger, other than the Required Stockholder Approval and all actions expressly contemplated herein for which action of the Board of Directors (or a committee thereof) is necessary. This Agreement has been, and all agreements and documents, executed by the Company in connection herewith have been or will be, duly and validly executed and delivered by the Company, and (assuming this Agreement and all agreements and documents executed by the Company in connection herewith constitute a valid and binding obligation of the other parties thereto) constitute the valid and binding obligations of the Company, enforceable in accordance with its terms, except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

(b) On or prior to the date hereof, the Board of Directors has, based on the unanimous recommendation of the Special Committee, adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are fair to, and in the best interests of, the Company and the Stockholders, (ii) declaring advisable and approving this Agreement and the Merger in accordance with the DGCL and (iii) resolving to recommend to the Stockholders

(the “Company Board Recommendation”) that they vote in favor of the adoption of the Agreement in accordance with the DGCL. No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law (including Section 203 of the DGCL) (each, a “Takeover Statute”) or any anti-takeover provision in the Existing Charter or Existing Bylaws is, or at the Effective Time will be, applicable to the Company, the Common Stock, the Merger or the transactions contemplated hereby. The Company has not entered into, and its Board of Directors has not adopted or authorized the adoption of, a shareholder rights plan or similar agreement. No Person is a “Related Person” under Article XII of the Existing Charter in connection with the transactions contemplated by this Agreement. No other anti-takeover Laws apply to this Agreement or any of the transactions contemplated hereby.

Section 4.3 Capitalization of the Company.

(a) The authorized capital stock of the Company consists solely of 50,000,000 shares of Common Stock and 2,000,000 shares of preferred stock, par value $0.001 per share (“Preferred Stock”). As of the close of business on April 14, 2005 (the “Capitalization Date”), (i) 20,379,141 shares of Common Stock were issued and outstanding, (ii) 8,136 shares of Common Stock were held by the Company in treasury, (iii) no shares of Common Stock were held by the Company’s Subsidiaries, (iv) an aggregate of 1,839,491 shares of Common Stock were reserved for issuance in connection with outstanding Options and Awards and (v) no shares of Preferred Stock were outstanding, held in treasury by the Company or held by any Subsidiary of the Company. The Company has no outstanding bonds, debentures, notes or other obligations entitling the holders thereof to vote (or that are convertible into or exercisable for securities having the right to vote) with the Stockholders on any matter. All shares of Common Stock outstanding on the Capitalization Date are, and all shares of Common Stock which may be issued subsequent to such date will be, duly authorized, validly issued, fully paid and nonassessable, not subject to preemptive rights and issued in compliance with all applicable Laws.

(b) Except as set forth in Section 4.3(a): (i) the Company has not issued, or reserved for issuance, any (A) Equity Interests of the Company, (B) securities of the Company convertible into or exchangeable for Equity Interests of the Company or (C) options, warrants or other rights to acquire from the Company, or obligations of the Company to issue, any Equity Interests of the Company or securities convertible into or exchangeable for, or requiring payments based on the value of, Equity Interests of the Company (the items in clauses (A), (B) and (C) being referred to collectively as the “Company Securities”), (ii) no plan is maintained by the Company which provides for the issuance of any Company Securities or for any payments based on the value of the Equity Interests of the Company other than the SERP and the Company Equity Plans, and (iii) other than the Identified Options, Identified Awards and the November 2004 Option, there are no outstanding agreements or other obligations of the Company or any of its Subsidiaries to issue, sell, repurchase, redeem or otherwise acquire any Company Securities.

(c) The Company has previously made available to Parent complete and correct copies of all Company Equity Plans and forms of all agreements and/or material other documents in its possession relating to the grant and the terms and conditions of all Awards and Options outstanding under such plans as of the date hereof. Section 4.3 of the Company Disclosure Letter completely and accurately sets forth, as of the date hereof, the name of each holder of Options, Restricted Stock Awards or Deferred Stock Awards and, with respect to each such holder, the number of shares of Common Stock issuable upon exercise of the holder’s Options, Restricted Stock Awards and Deferred Stock Awards, and the applicable grant dates and exercise or base prices (if applicable).

(d) Except for the Amended and Restated Stockholders Agreement, dated as of August 22, 1991, among the Company and each of the other signatories thereto (the “Stockholders Agreement”), there are no voting trusts, proxies or other agreements or understandings to which any Acquired Company is a party or is bound with respect to the voting of any Equity Interests of any Acquired Company and no Equity Interests of any Acquired Company are subject to transfer restrictions imposed by or with the knowledge, consent or approval of any Acquired Company, except for restrictions on transfer imposed by the Securities Act of 1933, and the rules and regulations of the SEC promulgated thereunder (the “Securities Act”), and state securities Laws.

(e) The Common Stock constitutes the only class of equity securities of any Acquired Company registered or required to be registered under the Exchange Act of 1934, and the rules and regulations of the SEC promulgated thereunder (the “Exchange Act”).

Section 4.4 Capitalization of the Company’s Subsidiaries.

(a) The name and jurisdiction of incorporation of each of the Company’s Subsidiaries is set forth in Section 4.4(a) of the Company Disclosure Letter. Except for the Equity Interests in each Subsidiary of the Company, the Company does not own, directly or indirectly, any Equity Interest in any other Person. All of the outstanding Equity Interests in each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive or similar rights. All of the outstanding Equity Interests in each Subsidiary of the Company are beneficially owned, directly or indirectly, by the Company, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) There are no outstanding (i) securities of the Company or any Subsidiary of the Company convertible into or exchangeable or exercisable for Equity Interests in any Subsidiary of the Company, (ii) options, warrants or other rights to acquire from the Company or any Subsidiary of the Company, or obligations of the Company or any Subsidiary of the Company to issue, any Equity Interests in, or any securities convertible into or exchangeable or exercisable for any Equity Interests in, any Subsidiary of the Company or (iii) agreements, obligations or arrangements of the Company or any Subsidiary of the Company to issue, sell, repurchase, redeem or otherwise acquire any Equity Interests of any Subsidiary of the Company.

Section 4.5 Governmental Authorization.

The execution, delivery and performance by the Company of this Agreement and the other agreements referred to in this Agreement to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, do not and will not require any consent, approval, action, order, authorization, or permit of, or registration or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger in accordance with the DGCL and appropriate documents with the relevant Governmental Authorities of other states in which the Acquired Companies are qualified to do business; (b) compliance with any applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”); (c) compliance with any applicable requirements of the Exchange Act; (d) compliance with the rules and regulations of the NASDAQ National Market (“NASDAQ”), (e) such as may be required under the Securities Act and any applicable state securities or blue sky Laws; and (f) other consents, approvals, actions, orders, authorizations, registrations, declarations, filings and permits which, if not obtained or made, would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Non-Contravention. The execution, delivery and performance by the Company of this Agreement and the other agreements referred to in this Agreement to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, do not and will not (a) contravene, breach or conflict with (i) any of the Company Organizational Documents or (ii) subject to Section 6.5 hereof and to the failure to obtain the Required Stockholder Approval at the Stockholders Meeting, any resolution adopted by the board of directors (or equivalent governing body) or stockholders or equityholders of any of the Acquired Companies, (b) assuming compliance with the matters referred to in Section 4.5, contravene, breach or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Acquired Companies or by which any of their respective properties is bound or affected, (c) constitute a default (or an event that with notice or lapse of time or both could reasonably be expected to become a default), give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration or require the consent of any Person, under any Material Contract or any Permit, (d) result in the creation or imposition of any Encumbrance on any asset owned or used by any Acquired Company, (e) cause any of the Acquired Companies to become subject to, or to become liable for, the payment of, any Tax; or (f) require a consent from any Person under any Real Property Lease, except, in the case of clauses (b)-(f) for any such contraventions, conflicts, violations, breaches, defaults or other occurrences or matters that would not reasonably be expected to have a Company Material Adverse Effect.

Section 4.7 SEC Reports; Compliance.

(a) The Company has filed with the SEC all forms, reports, certifications, schedules, statements and other documents required to be filed by the Company with the SEC since January 1, 2002 (collectively, the “Company SEC Reports”) and provided Parent with a draft of the Company’s Annual Report on Form 10-K for the fiscal year ended January 29, 2005 (the “2004 Draft 10-K”). The Company SEC Reports and the 2004 Draft 10-K (other than the financial statements contained therein, as to which representations are made in Section 4.8) (i) as of their respective dates of filing, complied as to form in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “SOX”), as the case may be, (ii) with respect to filings under the Exchange Act, did not at the time they were filed (or if amended or superceded by a filing prior to the date hereof, at the time of such filing), or will not at the time they are filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading and (iii) with respect to filings under the Securities Act, as amended or supplemented, if applicable, as of the date that such registration statement or amendment became effective, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which such statements were made, not misleading. The Company is not required to file any forms, reports, schedules, statements or other documents with any foreign Governmental Authority that performs a similar function to that of the SEC or any securities exchange or quotation service other than NASDAQ. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act or is otherwise required to file any forms, reports, schedules, statements or other documents with the SEC, any foreign Governmental Authority that performs a similar function to that of the SEC or any securities exchange or quotation service. As used in this Section 4.7, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC (regardless of whether public or confidential).

(b) The Company has made available to Parent, complete copies of all comment letters received by an Acquired Company from the SEC since January 1, 2002 and all responses to such comment letters by or on behalf of the Company.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications as required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d) No Acquired Company is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Acquired Companies in the Company’s consolidated audited financial statements or other Company SEC Reports.

(e) The Company maintains internal accounting controls designed to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded as necessary to permit preparation of its financial statements in accordance with GAAP and to maintain accountability for its assets, (iii) access to its assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for its assets is compared with existing assets at reasonable intervals.

(f) The Company has established and maintains “disclosure controls and procedures” (as such terms are defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) and such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, including controls and procedures to ensure that such information is accumulated and communicated to the Company’s management, including its principal executive officer and its principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(g) The books and records of the Company and its Subsidiaries (i) have been and are being maintained in all material respects in accordance with GAAP and all other applicable legal and accounting requirements and (ii) accurately reflect, in all material respects, the transactions and accounts of the Company and its Subsidiaries.

(h) Since the date of the filing of the Company’s Quarterly Report on Form 10-Q for the quarterly period ended October 30, 2004, the Board of Directors and, to the Knowledge of the Company, the Company’s auditors have not been advised of (i) any material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any material fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(i) The Company intends to file its Annual Report on Form 10-K for the year ended January 29, 2005, on or prior to April 29, 2005, and such Annual Report as filed with the SEC will not contain any changes from the 2004 Draft 10-K other than (i) ministerial and other non-substantial changes (including, without limitation, any changes to the list of exhibits thereto) and (ii) changes to include an unqualified audit opinion of its independent public accounting firm, a report of management regarding the effectiveness of the Company’s internal control over financial reporting that is unqualified other than with respect to material weaknesses disclosed to Parent on or prior to the date hereof (including, without limitation, in the Form 12b-25 filing made with the SEC on the date hereof), and an attestation report of the Company’s public accounting firm regarding the effectiveness of the Company’s internal control over financial reporting that is unqualified other than with respect to material weaknesses disclosed to Parent on or prior to the date hereof (including, without limitation, in the Form 12b-25 filing made with the SEC on the date hereof). For purposes hereof, any changes (other than de minimis changes) to the Company’s consolidated financial statements (including the notes thereto) included in the 2004 Draft 10-K shall be considered a substantial modification to the 2004 Draft 10-K.

(j) The Company is in compliance in all material respects with the applicable listing standards of NASDAQ and has not since January 1, 2002 received any written notice from NASDAQ asserting any material non-compliance with such standards.

Section 4.8 Financial Statements; Liabilities.

(a) The financial statements of the Company contained in the Company SEC Reports present fairly in all material respects the consolidated financial condition and the consolidated results of operations, changes in stockholders’ equity and cash flow of the consolidated Acquired Companies as at the respective dates of and for the periods referred to in such financial statements; all of such statements have been prepared in accordance with GAAP, consistently applied (except as disclosed in the notes to such financial statements), and Regulation S-X of the SEC, subject, in the case of interim financial statements, to normal year-end adjustments the effect of which would not reasonably be expected to have a Company Material Adverse Effect and the omission of notes to the extent permitted by Regulation S-X of the SEC (the consolidated balance sheet included in the 2004 Draft 10-K is the “Balance Sheet”).

(b) Except to the extent accrued or reserved on the Balance Sheet or disclosed in the notes thereto, no Acquired Company has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) that would reasonably be expected to have a Company Material Adverse Effect, except for those (i) arising in the ordinary course of business consistent with past practice since January 29, 2005 (the “Balance Sheet Date”), (ii) incurred in connection with this Agreement and the transactions contemplated hereby, (iii) set forth in the Company Disclosure Letter or (iv) arising out of or under Contracts to which any Acquired Company is a party (other than liabilities or obligations that have arisen from the breach or violation thereof).

(c) Except for the Merrimack Swap Agreement or as reflected on the Balance Sheet, as of the date hereof, none of the Acquired Companies (i) has any obligations constituting Indebtedness other than obligations owing under the Existing Credit Facility, the Merrimack Loan Agreement or the Mexico Lease or (ii) is party to any Hedge Contract.

Section 4.9 Absence of Certain Changes. Since the Balance Sheet Date, (a) there has not been any Company Material Adverse Effect nor has there been any event, occurrence or development that has had or would reasonably be expected to have a Company Material Adverse Effect, (b) each of the Acquired Companies have conducted their business only in the ordinary course consistent with past practices and (c) to the Knowledge of the Company neither the Company nor any of its Subsidiaries has taken any action which, if taken after the date of this Agreement, would be prohibited by Section 6.2.

Section 4.10 Compliance with Laws; Permits.

(a) The Acquired Companies are, and since January 1, 2002 have been, in compliance in all material respects with all Laws that are or were applicable to any of them or to the conduct or operation of their business or the ownership or use of any of their assets.

(b) Except for such matters as would not reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies maintain in full force and effect and are in compliance with all licenses, permits, certificates, approvals, consents, easements, variances, exemptions and authorizations required by one or more Governmental Authorities to conduct their respective businesses as presently conducted (collectively, “Permits”), and no Permit is subject to any outstanding order, decree, judgment or stipulation.

Section 4.11 Legal Proceedings.

(a) Except as disclosed in the Company SEC Reports (filed prior to the date hereof) or the 2004 Draft 10-K there is no pending Legal Proceeding (i) that has been commenced by or against any of the Acquired Companies or that otherwise relates to the business of, or any of the assets owned or used by, any of the Acquired Companies, except for such Legal Proceedings as would not reasonably be expected to have a Company Material Adverse Effect, (ii) as of the date of this Agreement, that has been commenced against any of the Acquired Companies that challenges, or that would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with, any of the transactions contemplated hereby or (iii) against any director or officer of any of the Acquired Companies in such capacity pursuant to Section 8A or 20(b) of the Securities Act or Section 21(d) or 21C of the Exchange Act.

(b) To the Knowledge of the Company, no Legal Proceeding that if pending would be required to be disclosed under Section 4.11(a) has been threatened.

(c) No Acquired Company is subject to any outstanding order, writ, injunction or decree which is having or would reasonably be expected to have a Company Material Adverse Effect.

Section 4.12 Real Property.

(a) Section 4.12(a) of the Company Disclosure Letter sets forth a correct and complete schedule of (the “Leased Real Property”) (a) all leases, subleases, licenses and other agreements (the “Real Property Leases”) under which an Acquired Company uses or occupies or has the right to use or occupy any real property as of the date hereof and the address of such real property demised by each Real Property Lease, the name of landlord under each Real Property Lease and the date of each Real Property Lease and (b) the addresses of all of the stores of the Acquired Companies (other than any seasonal stores). The Company has made available to Parent a rent roll which provides information for each store lease as of the date thereof and which is accurate in all material respects.

(b) Section 4.12(b) of the Company Disclosure Letter sets forth a correct and complete schedule of all real property owned by the Company or any of its Subsidiaries as of the date hereof (the “Owned Real Property” and, together with the Leased Real Property, the “Real Property”). The Real Property, together with the other properties disclosed in Section 4.12 of the Disclosure Letter constitutes all of the real property used by the Acquired Companies in the conduct of their business as of the date hereof.

(c) The Company and its Subsidiaries have good and marketable title to the Owned Real Property not subject to any Encumbrances other than Permitted Encumbrances. The Company and its Subsidiaries have good and valid leasehold interests in all Leased Real Property. All buildings, plants, and structures owned by the Acquired Companies lie wholly within the boundaries of the Owned Real Property and do not encroach upon the property of, or otherwise conflict with the property rights of, any other Person.

(d) Section 4.12(d) of the Company Disclosure Letter is a correct and complete schedule of all subleases of Leased Real Property or leases of Owned Real Property, if any, pursuant to which a third party has the right to occupy any of the Real Property as of the date hereof (the “Real Property Subleases”) and the address of the real property demised by each Real Property Sublease, the name of the sub-tenant under each Real Property Sublease and the commencement date of each Real Property Sublease.

(e) Since the Balance Sheet Date, there has been no damage by fire or other casualty affecting the Real Property for which adequate insurance coverage is not available and which has had or would reasonably be expected to have a Company Material Adverse Effect.

(f) Since January 1, 2002, neither the Company nor any of its Subsidiaries has received any written notice of any pending, threatened or contemplated condemnation proceeding affecting the Owned Real Property or any part thereof or any sale or other disposition of the Owned Real Property or any part thereof in lieu of condemnation. To the Knowledge of the Company, there is no pending, threatened or contemplated condemnation proceeding affecting a material portion of the Owned Real Property or any sale or other disposition of a material portion of the Owned Real Property in lieu of condemnation.

Section 4.13 Personal Property; Inventory.

(a) To the Knowledge of the Company, the buildings, plants, structures, and equipment of the Acquired Companies are structurally sound, in good operating condition and repair, ordinary wear and tear excepted, and adequate for the current uses to which they are being put. The building, plants, structures, and equipment of the Acquired Companies are sufficient for the continued conduct of the Acquired Companies’ businesses as now conducted.

(b) Since January 1, 2002, no Acquired Company has initiated, or received written notice from any Governmental Authority requesting or requiring, a recall of any item of Inventory. “Inventory” means all of the Company’s and its Subsidiaries’ inventory and merchandise, whether located in any of the Company’s or its Subsidiaries’ stores, warehouse, or distribution centers or in transit to any of such stores, warehouses or distribution centers, together with the Company’s and its Subsidiaries packaging inventory and displays. All Inventory of the Company and the Subsidiaries reflected on the Balance Sheet consisted, and all Inventory acquired since the Balance Sheet Date consists, of a quality and quantity usable and saleable in the ordinary course of business consistent with past practice, except for obsolete items and items of below-standard quality, all of which have been written off or written down to net realizable value in the Balance Sheet or on the accounting records of the Acquired Companies, as the case may be. All products manufactured or sold by the Acquired Companies have complied, and are in compliance with, all warranties, express or implied, applicable thereto, except for any noncompliance which would not reasonably be expected to have a Company Material Adverse Effect. No Acquired Company is engaged in any material dispute with any supplier or vendor that is material to the businesses of the Acquired Companies, taken as a whole.

Section 4.14 Material Contracts.

(a) Section 4.14 of the Company Disclosure Letter sets forth a complete and accurate list, as of the date hereof, of all Contracts which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or restricted (other than (i) real property leases and (ii) purchase orders entered into in the ordinary course of business, consistent with past practice) of the following categories (collectively, and together with the Real Property Leases and the Real Property Subleases, the “Material Contracts” and each a “Material Contract”):

(i) Contracts described in paragraph (b)(10) of Item 601 of Regulation S-K of the SEC;

(ii) Contracts requiring annual expenditures by or liabilities of any party thereto in excess of $500,000 that have a remaining term in excess of 90 days and are not cancelable (without material penalty, cost or other liability) within 90 days;

(iii) Contracts containing an obligation of any Acquired Company to purchase a minimum quantity of any product, or of any other item which would constitute Inventory, or which include ‘take-or-pay’ provisions or obligations, in any case which would reasonably be expected to require payments by the Acquired Companies in excess of $500,000;

(iv) Contracts containing covenants limiting the ability of the Company or any of its Subsidiaries or other Affiliate of the Company (including Parent and its Affiliates after the Effective Time) to engage in any line of business or compete with any Person, in any product line or line of business, or operate at any location;

(v) Contracts evidencing, governing or relating to Indebtedness of any Acquired Company;

(vi) Contracts relating to the acquisition, issuance, voting, registration, sale, transfer or redemption of any Company Securities, other than Contracts reflecting the grant of Options or Awards or Company Equity Plans;

(vii) joint venture, alliance or partnership agreements or similar agreements with any third party (other than joint product development agreements that would not otherwise be considered a “Material Contract” under any other Subsection of this Section 4.14);

(viii) all licenses, sublicenses, consents, royalty and other agreements concerning Company Intellectual Property Rights other than (x) any ‘shrink wrap’ licenses and other licenses pertaining to commercially available software and other widely available licensed products entered into on standard terms or (y) licenses, sublicenses, consents, royalty and other agreements with respect to the use of the Brookstone or Gardeners Eden trademarks, logos or other Company Intellectual Property Rights in connection with the manufacture of products for the benefit of the Acquired Companies;

(ix) Contracts with any executive officer, director or Affiliate of an Acquired Company;

(x) except for the Company Organizational Documents, Contracts providing for indemnification of any officer, director, employee or agent of an Acquired Company;

(xi) Contracts with any Governmental Authority or under which any Governmental Authority has rights or obligations;

(xii) Contracts or commitments in which the Company or any of its Subsidiaries has granted or obtained exclusive rights relating to any material product, any group of material products or any material territory;

(xiii) Contracts for the acquisition or sale, directly or indirectly (by merger or otherwise) of all or substantially all of the assets (whether tangible or intangible) or the securities of another Person other than the acquisition of Inventory in the ordinary course of business, consistent with past practice;

(xiv) Contracts requiring that any of the Acquired Companies give any notice or provide any information to any Person prior to considering or accepting any Acquisition Proposal, or prior to entering into any discussions, agreement, arrangement or understanding relating to any Acquisition Transaction or similar transaction;

(xv) Contracts relating to collective bargaining or other arrangements or with a labor union or labor organization;

(xvi) any other Contract the performance of which could be reasonably expected to require aggregate annual expenditures by the Acquired Companies in excess of $1 million other than as contemplated in the 2005 Budget; and

(xvii) Contracts not entered into in the ordinary course of business that involve expenditures or receipts in excess of $500,000.

(b) True and complete copies of the written Material Contracts and descriptions of oral Material Contracts, if any, have been delivered or made available to Parent. Each of the Material Contracts is a valid and binding obligation of an Acquired Company and, to the Knowledge of the Company, the other parties thereto, enforceable against the other parties thereto in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium, reorganization, arrangement or similar Laws affecting creditors’ rights generally and by general equitable principles.

(c) None of the Acquired Companies has violated or breached, in any material respect, or committed any material default under, any Material Contract; and, to the Knowledge of the Company, no other Person has violated or breached, in any material respect, or committed any material default under, any Material Contract. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will or would reasonably be likely to, (A) result in a material violation or breach of any of the provisions of any Material Contract, (B) give any Person the right to declare a default under any Material Contract, (C) give any Person the right to accelerate the maturity or performance of any Material Contract or (D) give any Person the right to cancel, terminate or materially modify any Material Contract. None of the Acquired Companies has received any written notice of any actual or alleged material violation or breach of, or material default under, any Material Contract.

Section 4.15 Benefit Plans.

(a) No employee participates in or is otherwise eligible to receive payments or benefits from any Company Benefit Plan not listed in Section 4.15 of the Company Disclosure Letter. The Company has made available to Parent with respect to each Company Benefit Plan, a correct and complete copy (or, to the extent no such copy exists, an accurate description)

thereof and, to the extent applicable: (i) the most recent documents constituting the Company Benefit Plan and all amendments thereto; (ii) any related trust agreement or other funding instrument; (iii) the most recent determination letter received from the Internal Revenue Service (“IRS”); (iv) the most recent summary plan description and summary of material modifications; (v) the three most recent Forms 5500 and attached schedules; and (vi) all material correspondence with any Governmental Authority regarding the operation or the administration of any Company Benefit Plan given or received within the last three years. All references to the “Company” in this Section 4.15 shall refer to the Company and any employer that would be considered a single employer with the Company under Sections 414(b), (c), (m) or (o) of the Code.

(b) Since the Balance Sheet Date, there has been no material amendment or modification of, or material change to, any Company Benefit Plan.

(c) The Company does not maintain or contribute to, and has not within the preceding six years maintained or contributed to, or had during such period the obligation to maintain or contribute to, any Company Benefit Plan that is (i) subject to Section 412 of the Code or Title IV of ERISA other than the Brookstone Pension Plan and (ii) a Multiemployer Plan or a “multiple employer plan” within the meaning of the Code or ERISA.

(d) Each Company Benefit Plan is in compliance in all material respects with all applicable Laws. Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has been issued a favorable determination letter by the IRS with respect to such qualification and its related trust has been determined to be exempt from taxation under Section 501(a) of the Code. To the Knowledge of the Company, no event has occurred since the date of such qualification or exemption that would adversely affect such qualification or exemption or the imposition of any liability, penalty or tax under ERISA or the Code with respect to any Company Benefit Plan that would reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, with respect to any Company Benefit Plan, other than routine claims for benefits, no Encumbrances, Legal Proceedings or complaints to or by any Person have been filed or made against such Company Benefit Plan or the Company or against any other Person and no such Encumbrances, Legal Proceedings or complaints are contemplated or threatened.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation due, to any current or former employee of the Company; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; or (iv) result in the payment of any amount that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(f) The Company has no material liabilities with respect to any misclassification of any Person as an independent contractor rather than as an employee.

(g) Neither the Company nor any Company Benefit Plan, nor to the Knowledge of the Company any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA), has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which has had or would reasonably be expected to have a Company Material Adverse Effect.

(h) No Company Securities constitute a material part of the assets of any Company Benefit Plan that is subject to ERISA.

(i) Except as set forth in Section 4.15 of the Company Disclosure Letter, no Company Benefit Plan covers employees of the Company outside of the United States, and the Acquired Companies have no material unpaid liabilities with respect to any Company Benefit Plan covering employees outside of the United States.

(j) There is no Contract, plan or arrangement covering any Person that, individually or in the aggregate, could give rise to the payment of any amount that would not be deductible by the Company by reason of Section 162(m) of the Code.

Section 4.16 Labor Relations.

(a) No Acquired Company is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is any such contract or agreement presently being negotiated and, to the Knowledge of the Company, there are no campaigns being conducted to solicit cards from employees of any Acquired Company to authorize representation by any labor organization, nor is any Acquired Company a party to, or bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.

(b) No Acquired Company is the subject of any Legal Proceeding asserting that the Company or any of its Subsidiaries has committed an unfair labor practice or is seeking to compel it to bargain with any labor union or labor organization nor is there pending or, to the Knowledge of the Company, threatened, labor strikes, disputes, walkouts, work stoppages, slow-downs or lockouts involving any of them. No Legal Proceeding brought by or on behalf of any employee, prospective employee, former employee, retiree, labor organization or other representative of its employees is pending or, to the Knowledge of the Company, threatened against an Acquired Company, except for such Legal Proceedings as would not reasonably be expected to have a Company Material Adverse Effect.

(c) Each Acquired Company is in compliance in all material respects with all applicable Laws relating to the employment of labor, including all such applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity and the collection and payment of withholding and/or social security taxes and similar Taxes, and there is no pending, or to the Knowledge of the Company, threatened inquiry or audit from any Governmental Authority concerning the Company’s material non-compliance with any applicable Law relating to the employment of labor.

(d) To the Knowledge of the Company, the Acquired Companies have maintained during the last three (3) years, the original I-9 Employment Eligibility Verification Forms for persons they have employed, including those persons they currently employ, except as would not reasonably be expected to have a Company Material Adverse Effect.

(e) The Acquired Companies have not, during the last ninety (90) days effectuated a “plant closing” or “mass layoff,” as those terms are defined in the Worker Adjustment and Retraining Act of 1988 (“WARN Act”) or any similar state Laws, affecting in whole or in part any site of employment, facility, operating unit or employee of any Acquired Company.

Section 4.17 Taxes.

(a) All U.S. federal income and other material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed and all such Tax Returns are correct and complete in all material respects to the extent such Tax Returns reflect the tax liability of the Company and its Subsidiaries with respect to the periods covered by such Tax Returns.

(b) The Company and its Subsidiaries have fully and timely paid all material Taxes owed by them (whether or not shown on any Tax Return) and have made adequate provision for any Taxes that are not yet due and payable, other than Taxes being contested in good faith by appropriate proceedings for which adequate reserves have been provided on Balance Sheet.

(c) The Company and its Subsidiaries have made available to Parent correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods beginning after December 31, 2000.

(d) There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(e) The Company has not received written materials of any audit or other proceeding by any Governmental Authority that currently is pending with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries. No Governmental Authority has given written notice of its intention to assert any deficiency or claim for additional Taxes against the Company or any of its Subsidiaries. No written claim has been made against the Company or any of its Subsidiaries by any Governmental Authority in a jurisdiction where the Company and its Subsidiaries do not file Tax Returns that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction. All deficiencies for material Taxes asserted or assessed against the Company or any of its Subsidiaries have been fully and timely paid, settled or properly reflected in the most recent financial statements contained in the Company SEC Reports filed prior to the date hereof.

(f) There are no Liens for material Taxes upon the Company Assets, except for Liens for current Taxes not yet due or which are being contested in good faith by appropriate proceedings for which adequate reserves have been provided on the Balance Sheet.

(g) Neither the Company nor any of its Subsidiaries is a party to any Contract relating to the sharing or allocation of Taxes (other than commercial Contracts the primary purpose of which does not relate to Taxes) or has any liability for Taxes of any Person (other than members of the affiliated group, within the meaning of Section 1504(a) of the Code, filing consolidated federal income tax returns of which the Company is the common parent) under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78 or any similar state, local or foreign Laws, as a transferee or successor.

(h) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code.

(i) Neither the Company nor any of its Subsidiaries has executed or entered into a closing agreement under Section 7121 of the Code or any similar provision of state, local or foreign Laws, and neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the IRS.

(j) Neither the Company nor any of its Subsidiaries has entered into any transaction that constitutes a “listed transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(2).

(k) Neither the Company nor any of its Subsidiaries is a “United States real property holding corporation” within the meaning of Section 897 of the Code.

Section 4.18 Environmental Matters.

The respective business of the Company and each of its Subsidiaries are, and have been, conducted in material compliance with all applicable Environmental Laws (as defined below). None of the Subject Property contains any asbestos containing material or mold that may be in a condition, location or form that requires any abatement, containment or remediation to address a tangible risk to human health. Neither the Company nor any of its Subsidiaries has: (a) created or assumed any material liabilities, guaranties, obligations or indemnifications under any Environmental Law, consent decree or contract with any third party, including any Governmental Authority, related to the Subject Property; (b) received, or been subject to, any complaint, summons, citation, notice, order, claim, litigation, judicial or administrative proceedings, judgment, or to the Knowledge of the Company, investigation from any Person, including any Governmental Authority, regarding any actual or alleged violations of, or actual or potential liability under, any Environmental Laws; or (c) any material responsibility or liability under Environmental Laws for compliance with Environmental Laws at the Subject Property or any investigation, monitoring, cleanup or remediation related to any Hazardous Materials thereat. To the Knowledge of the Company no underground storage tanks are, or were formerly, located on the Subject Property. The Company has made available to Parent or its Representatives access to any correspondence, reports or documents in its possession or control relating to the Company’s and the Subsidiaries’ compliance with or liability under Environmental Laws. As used in this Agreement, the term “Environmental Laws” means Laws relating to pollution or protection of the environment or human safety or health, including matters relating to emissions, discharges or releases of pollutants, contaminants, chemicals or toxic or hazardous substances or waste (“Hazardous Materials”) into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials. As used in this Agreement, the term “Subject Property” means the Owned Real Property and the property leased by the Company under the Mexico Lease.

Section 4.19 Intellectual Property.

(a) An Acquired Company owns or is duly licensed to use all patents, trademarks, trade names, service marks, domain names, copyrights, trade secrets, know-how, software, databases and other intellectual property rights the loss of which would reasonably be expected to have a Company Material Adverse Effect (the “Company Intellectual Property Rights”). The “Brookstone” name constitutes Company Intellectual Property Rights owned exclusively by the Company in the jurisdictions in which it is duly registered and in the classes indicated on such registrations. A true and complete list of all issued patents, registered marks, registered domain names owned by the Company, along with all applications for the issues or registration of further patents, marks and domain names owned by the Company, is set forth in Section 4.19(a) of the Company Disclosure Letter. All Company Intellectual Property Rights are either owned by one or more of the Acquired Companies free and clear of all Encumbrances other than Permitted Encumbrances or are used pursuant to a license agreement. To the Knowledge of the Company, each such license agreement is valid and enforceable and in full force and effect and no Acquired Company is in default under any such license agreement in any material respect. To the Knowledge of the Company, no Company Intellectual Property Right that is owned by an Acquired Company infringes or otherwise conflicts with any material right of any Person and there is no pending or threatened litigation, adversarial proceeding, administrative action or other challenge or claim relating to any Company Intellectual Property Right. To the Knowledge of Company, there is currently no material infringement by any person of any Company Intellectual Property Right owned by an Acquired Company. The Company Intellectual Property Rights owned, used or possessed by the Acquired Companies together with the other intellectual property owned or licensed by the Acquired Companies are sufficient and adequate to conduct their business as currently conducted.

(b) The Acquired Companies have taken reasonable steps to protect, maintain and safeguard the Company Intellectual Property Rights, including any Company Intellectual Property Rights for which improper or unauthorized disclosure would impair its value or validity, and have executed and required nondisclosure agreements when reasonably appropriate.

(c) To the Knowledge of the Company, and except for such matters as would not reasonably be expected to have a Company Material Adverse Effect, the conduct of the business of the Acquired Companies as now conducted does not infringe any valid patents, trademarks, trade names, service marks, copyrights, trade secrets or other intellectual property of other Persons. The execution of this agreement by the Company and consummation of the transactions contemplated hereby, including the Merger, will not result in the loss or impairment of any Company Intellectual Property Rights.

(d) The Company has privacy policies (each, a “Privacy Policy”) regarding the collection and use of information from customers and website visitors (“Customer Information”), correct and complete copies of which have been made available to Parent. Neither the Company nor any of its Subsidiaries has collected or used any Customer Information in material violation of any applicable Laws or in material violation of any applicable Privacy Policy. The Company and its Subsidiaries have reasonable security measures in place to protect the Customer Information they receive through their websites and store in their computer systems from illegal use by third parties or use by third parties in a manner that violates the privacy rights of their customers.

Section 4.20 Insurance. All material policies of fire, liability, workers’ compensation, director and officer and other forms of insurance providing insurance coverage to or for any of the Acquired Companies including loss runs in respect of each such policy for the last three (3) years have been made available to Parent and (i) the Company or one or more Acquired Companies are named insureds under such policies, (ii) all premiums required to be paid with respect thereto covering all periods up to and including the Effective Time have been paid, (iii) there has been no material lapse in coverage under such policies during any period for which the Acquired Companies have conducted their respective operations, (iv) each such policy has been issued on an “occurrence” basis and (v) no written notice of cancellation or termination has been received by any Acquired Company with respect to any such policy. None of the Company or its Subsidiaries has any material obligation for retrospective premiums for any period prior to the Effective Time which would reasonably be expected. All such policies are in full force and effect and will remain in full force and effect up to and including the Effective Time, unless replaced with comparable insurance policies having comparable terms and conditions. No insurer has put the Company on notice that coverage has or may be denied with respect to any pending claim submitted to insurer by the Company.

Section 4.21 Opinion of Financial Advisor. CIBC World Markets Corp. (the “Company Financial Advisor”) has delivered to the Special Committee its opinion to the effect that, as of the date of this Agreement, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Common Stock (other than any member(s) of the Company’s management (or their Affiliates), who, in connection with the Merger, enter into arrangements with Parent or its Affiliates relating to employment or equity ownership in Parent or its Affiliates). The Company will deliver a written copy of the opinion referred to in the preceding sentence to Parent, solely for informational purposes within one (1) Business Day after the Special Committee’s receipt thereof. The Company has obtained the authorization of the Company Financial Advisor to include a reproduced copy of such written opinion in the Proxy Statement.

Section 4.22 Brokers and Finders. No broker, finder or investment banker other than the Company Financial Advisor is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the consummation of the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a correct and complete copy of all Contracts between the Company and the Company Financial Advisor under which the Company Financial Advisor would be entitled to any payment relating to the transactions contemplated hereby, including the Merger.

Section 4.23 Interests of Officers and Directors. Except as disclosed in the Company SEC Reports (as of the date hereof) and other than the normal rights of a stockholder, rights under employment agreements or consulting agreements, indemnification rights under the Company Organizational Documents and the Company Benefit Plans and rights under the Company Benefit Plans and the Options and Awards, none of the officers or directors of any of the Acquired Companies own any property, real or personal, tangible or intangible, used in the business of the Acquired Companies or have any interest in any supplier or vendor of the Acquired Companies, or any legally binding relationship, contract, agreement, arrangement or understanding with the Acquired Companies that would be required to be disclosed in a Company SEC Report.

Section 4.24 Certain Business Practices.

(a) Within the last five (5) years, no Acquired Company and, to the Knowledge of the Company, none of their respective directors, officers or employees acting on behalf of the Acquired Companies has (i) used any funds unlawfully for contributions, gifts, entertainment or other unlawful expenses related to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

(b) No Acquired Company has violated in any material respect, and the Acquired Companies are in compliance in all material respects with, United States and international economic and trade sanctions, including those administered by the Office of Foreign Assets Control within the United States Department of the Treasury.

Section 4.25 No Other Representations or Warranties. The Company has not made, and does not hereby make, any representations or warranties, express or implied, except as specifically set forth in this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION

Except as set forth in the disclosure letter (with specific reference to the Section or Subsection of this Agreement to which the information stated in such disclosure relates; provided that any fact or condition disclosed in any Section or Subsection of such disclosure letter in such a way as to make its relevance to another Section or Subsection of this Agreement reasonably apparent shall be deemed to be an exception to such Section or Subsection of this Agreement) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”), Parent and Acquisition represent and warrant the Company:

Section 5.1 Organization and Power. Each of Parent and Acquisition is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Acquisition has all requisite power and authority to own, license, lease and operate rate its assets and properties and to carry on its business as now conducted.

Section 5.2 Authorization; Enforceability. Each of Parent and Acquisition has all necessary corporate power and authority to execute and deliver this Agreement and all agreements and documents executed by it in connection herewith and to consummate the transactions contemplated by this Agreement, including the Merger. The respective boards of directors of Parent and Acquisition have unanimously adopted resolutions approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger. The execution and delivery and performance of this Agreement and all agreements and documents executed by them in connection herewith by each of Parent and Acquisition and the consummation by each of Parent and Acquisition of the transactions contemplated hereby and thereby, including the Merger, have been duly and validly authorized by all necessary corporate action on the part of Parent and Acquisition and no other corporate action on the part of Parent or Acquisition (including, without limitation, any votes or approvals of their respective boards of directors (or any committees thereof) or stockholders) is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and all agreements and documents executed by Parent or Acquisition in connection herewith have been or will be, duly and validly executed and delivered by each of Parent and Acquisition and (assuming this Agreement and such other agreements and documents constitute the valid and binding obligations of the other parties thereto) constitute legal, valid and binding obligations of each of Parent and Acquisition, enforceable against each of them in accordance with its terms except to the extent that such enforceability may be subject to, and limited by, applicable bankruptcy, insolvency, reorganization, moratorium, receivership and similar Laws affecting the enforcement of creditors’ rights generally and general equitable principles.

Section 5.3 Governmental Authorizations. The execution, delivery and performance by Parent and Acquisition of this Agreement and the other agreements referred to in this Agreement to which either of them is a party and the consummation by them of the transactions contemplated hereby and thereby, including the Merger, do not and will not require any consent, approval, action, order, authorization, or permit of, or registration or filing with, any Governmental Authority, other than (a) the filing of the Certificate of Merger in accordance with the DGCL and appropriate documents with the relevant Governmental Authorities of other states in which the Acquired Companies are qualified to do business and (b) compliance with any applicable requirements of the HSR Act; (c) compliance with any applicable requirements of the Exchange Act; (d) such as may be required under the Securities Act and any applicable state securities or blue sky Laws; and (e) other consents, approvals, actions, orders, authorizations, registrations, declarations, filings and permits which, if not obtained or made, would not reasonably be expected to have a material adverse affect on the ability of Parent and Acquisition to perform their obligations under this Agreement, and consummate the transactions contemplated hereby in a timely manner.

Section 5.4 Non-Contravention. The execution, delivery and performance by Parent and Acquisition of this Agreement and the other agreements referred to in this Agreement to which either of them is a party and the consummation by them of the transactions contemplated hereby and thereby, including the Merger, do not and will not (a) contravene, breach or conflict with (i) Parent’s or Acquisition’s certificate of incorporation or bylaws, (ii) any resolution adopted by the board of directors (or any committees thereof) or stockholders of Parent or Acquisition, (b) assuming compliance with the matters referred to in Section 5.3, contravene, breach or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent or Acquisition or by which any of their respective properties is bound or affected, (c) constitute a default under (or an event that with notice or lapse of time or both could reasonably be expected to become a default) or give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration under any material Contract to which Parent and/or Acquisition is party, or (d) require a consent from any Person except, in the case of clauses (b) - (d) for any such contraventions, conflicts, violations, breaches, defaults or other occurrences that would not prevent or materially delay consummation of the Merger or have a material adverse affect on the ability of Parent and Acquisition to perform their obligations under this Agreement and consummate the transactions contemplated hereby in a timely manner.

Section 5.5 Interim Operations of Acquisition; Ownership. Parent and Acquisition were formed solely for the purpose of engaging in the transactions contemplated by this Agreement and have not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. Neither Parent nor Acquisition own any shares of Common Stock or other Company Securities.

Section 5.6 Financing. Parent has delivered to the Company complete and correct copies of (a) a fully executed commitment letter dated as of the date hereof from Goldman Sachs Credit Partners L.P. and Bank of America, N.A. (the “Financing Commitment”) whereby such financial institutions have committed, upon the terms and subject to the conditions set forth therein, to provide senior debt financing in an amount of up to $100 million, and bridge financing in an amount up to $205 million, in connection with the transactions contemplated by this Agreement (the “Debt Financing”); (b) a fully executed commitment letter dated as of the date hereof from J.W. Childs Associates, L.P. (“JWC”) whereby JWC has committed, upon the terms and subject to the conditions set forth therein, to provide equity financing in the aggregate amount of up to $100 million in connection with the transactions contemplated by this Agreement; (c) a fully executed commitment letter dated as of the date hereof from OSIM International, Ltd. (“OSIM”) whereby OSIM has committed, upon the terms and subject to the conditions set forth therein, to provide equity financing in the aggregate amount of up to $90 million in connection with the transactions contemplated by this Agreement and (d) a fully executed commitment letter dated as of the date hereof from Temasek Capital (Private) Limited (“Temasek”) whereby Temasek has committed, upon the terms and subject to the conditions set forth therein, to provide equity financing in the aggregate amount of up to $50 million in connection with the transactions contemplated by this Agreement (the commitment letters referred to in clauses (a) – (d) being referred to as the “Commitment Letters”). As of the date hereof, the Commitment Letters are valid and in full force and effect and have not been amended, modified, withdrawn, terminated or replaced. As of the date hereof, there is no breach or default existing and no event has occurred which, with notice or lapse of time or both, would constitute a default thereunder. The aggregate proceeds of the financings under the Commitment Letters (the “Aggregate Financing”), together with an assumed cash balance of the Acquired Companies as of the Closing of at least $24 million and an assumed aggregate reinvestment by certain members of the Company’s management of the after-Tax proceeds received by them in respect of their Identified Options in the equity of Parent and its Affiliates of at least $7.6 million, is sufficient to consummate the transactions contemplated by this Agreement, including (x) to pay the aggregate cash consideration to which the Stockholders, the holders of Identified Options and the holders of Identified Awards become entitled under Section 3.1(c), Section 3.2(a) and Section 3.2(b), respectively and (y) to pay all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby. The Commitment Letters accurately set forth all of the material terms of the Aggregate Financing, including a true, correct and complete description of all of the material conditions to the Aggregate Financing. As of the date hereof, none of Goldman Sachs Credit Partners L.P., Bank of America, N.A., JWC, OSIM or Temasek has notified Parent or Acquisition of its intention to terminate such respective Person’s commitment under the Commitment Letters or not to provide in full the financing contemplated thereby. As of the date of this Agreement, there are no facts or circumstances actually known to Parent or Acquisition (exclusive of general market conditions) that in their good faith estimation would reasonably be expected to cause the Aggregate Financing not to be consummated. All commitment and other fees required to be paid under the Commitment Letters on or prior to the date of this Agreement have been paid in full.

Section 5.7 Litigation. There is no pending Legal Proceeding that has been commenced against Parent or Acquisition that challenges, or would reasonably be expected to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with, any of the transactions contemplated hereby.

Section 5.8 Brokers and Finders. No broker, finder or investment banker other than Goldman, Sachs & Co. is entitled to any brokerage, finder’s or other fee or commission from Parent or Acquisition in connection with the Merger or the consummation of the transactions contemplated hereby based upon arrangements made by or on behalf of Parent, Acquisition or any of their Affiliates.

Section 5.9 Solvency. Parent and Acquisition Sub are not entering into the transactions contemplated by this Agreement with actual intent to hinder, delay or defraud either present or future creditors. Immediately following the Closing and after giving effect to the transactions contemplated by this Agreement, Parent and the Surviving Corporation will each be Solvent.

Section 5.10 No Other Representations or Warranties. Parent and Acquisition have not made, and do not hereby make, any representations or warranties, express or implied, except as specifically set forth herein.

ARTICLE VI

COVENANTS

Section 6.1 Access to Information; Cooperation; Confidentiality.

(a) From and after the date hereof through the Effective Time (or such earlier date as this Agreement may be terminated pursuant to Article VIII), the Company shall, and shall cause its Subsidiaries and Representatives to, (i) afford Parent and its financing sources and their respective Representatives reasonable access during normal business hours upon reasonable notice to (A) all properties, offices, books, contracts, commitments, records and such financial (including all working papers) and operating data of the Acquired Companies and all other information concerning their businesses and properties as Parent may reasonably request and (B) members of the Acquired Companies’ management as Parent may reasonably request, and (ii) shall furnish to Parent promptly, except as may be prohibited by any Governmental Authority or by applicable Law, (A) unaudited monthly consolidated balance sheet of the Acquired Companies for the month then ended and related consolidated statements of earnings, cash flows and stockholders’ equity, in each case, to the extent prepared in the ordinary course of business or otherwise available to the Company’s senior management; (B) all such other material operating and financial reports to the extent prepared in the ordinary course of business by the Company and its Subsidiaries for the Company’s senior management; (C) any written materials or communications sent by or on behalf of the Company to the Stockholders; (D) any notice, report or other document filed with or sent to any Governmental Authority in connection with the Merger or any of the transactions contemplated hereby; and (E) any material notice, report or other document received by any of the Acquired Companies from any Governmental Authority in connection with the Merger or any of the transactions contemplated hereby. From and after the date hereof through the Effective Time (or such earlier date as this Agreement may be terminated pursuant to Article VIII), Parent and Acquisition shall, and shall cause their Representatives to, furnish to Company promptly, except as may be prohibited by any Governmental Authority or by applicable Law, (Y) any notice, report or other document filed with or sent to any Governmental Authority in connection with the Merger or any of the transactions contemplated hereby; and (Z) any material notice, report or other document received by Parent or Acquisition from any Governmental Authority in connection with the Merger or any of the transactions contemplated hereby.

(b) Parent and Acquisition agree, and agree to cause their respective Representatives, to hold all information provided to them under this Section 6.1 in accordance with the use and disclosure provisions set forth in the Confidentiality Agreements, as if Parent and Acquisition were parties thereto.

Section 6.2 Conduct of Business of the Company. From and after the date hereof through the Effective Time (or such earlier date as this Agreement may be terminated pursuant to Article VIII), except as set forth on Section 6.2 of the Company Disclosure Letter or as expressly contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its operations only in the ordinary course of business consistent with past practice and with no less diligence and effort than would be applied in the absence of this Agreement and (y) use commercially reasonable efforts to maintain and preserve intact its business organization, retain the services of its executive officers and preserve the good will of its customers, suppliers, landlords and other Persons with whom it has material business relationships in a manner consistent with past practices. Without limiting the generality of the foregoing, from and after the date hereof through the Effective Time (or such earlier date as this Agreement may be terminated pursuant to Article VIII), and except as otherwise expressly contemplated by this Agreement or set forth in Section 6.2 of the Company Disclosure Letter, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall be deemed to have been granted for purposes hereof to the extent that Parent shall not have, within three (3) Business Days following its receipt of a written request for consent from the Company under this Section 6.2, either granted or declined to grant such requested consent):

(a) amend or modify any Company Organizational Document;

(b) do or effect any of the following actions with respect to the Company Securities: (i) adjust, split, combine or reclassify any Company Securities, (ii) make, declare or pay any dividend (other than dividends paid by wholly-owned Subsidiaries) or distribution on, or, directly or indirectly, redeem, purchase or otherwise acquire, any Company Securities, (iii) grant any Person any right or option to acquire any Company Securities, (iv) issue, deliver, pledge, dispose of or sell any Company Securities (except pursuant to the exercise of the Options or the terms of Awards outstanding on the date hereof or under the November 2004 Option) or (v) enter into any Contract with respect to the sale, voting, registration or repurchase of any Company Securities;

(c) except for the acceleration of the vesting or exercisability of Identified Options or Identified Awards, amend, modify or waive any rights under any outstanding Option or Award;

(d) do or effect any of the matters set forth in Section 6.2(b) with respect to the Equity Interests of any of the Company’s Subsidiaries;

(e) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets, or capital stock of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof, other than in connection with the entry into a lease for a retail airport store in the ordinary course of business, consistent with past practice;

(f) sell, grant a license in, mortgage or otherwise encumber or subject to any Encumbrance or otherwise dispose of any of its Owned Real Property or other material properties or assets other than the sale of Inventory in the ordinary course of business consistent with past practices;

(g) adopt a plan of complete or partial liquidation or dissolution;

(h) merge, consolidate, restructure, recapitalize or reorganize;

(i) except for Contracts entered into in the ordinary course of business consistent with past practice and commitments, amendments, modifications, terminations or waivers in the ordinary course of business consistent with past practice, not make any commitment (including any payment not expressly required thereunder) or enter into, or amend, modify, or terminate, or waive any rights under, any Material Contract that does not relate to the employment, compensation or severance of any officer or director of an Acquired Company;

(j) make any commitment with respect to, enter into, amend, modify or terminate or waive any rights under any understanding, arrangement or Contract with, or for the benefit of, any officer, director or Affiliate of an Acquired Company;

(k) (i) incur or prepay any Indebtedness, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for (x) borrowings under the Existing Credit Facility line of credit that are made in the ordinary course of business consistent with past practice and that do not result in aggregate borrowings at any time outstanding in excess of $5 million or (y) letters of credit, bankers’ acceptance or similar facilities or other financing arrangements under the Existing Credit Facility relating to the purchase of Inventory in the ordinary course of business, consistent with past practice, (ii) except pursuant to the Merrimack Swap Agreement, enter into Hedge Agreement or any other off-balance sheet structure or transaction or (iii) make any loans, advances or capital contributions to, or investments in, any other Person, other than an Acquired Company, except in the case of (iii) investments made in connection with the entry into a lease for a retail airport store in the ordinary course of business consistent with past practice;

(l) hire any new employee with an annual base salary in excess of $175,000, promote any employee to be an officer or member of senior management, or engage any consultant or independent contractor for a period exceeding 60 days unless such engagement may be cancelled without penalty upon not more than 60 days’ notice;

(m) increase in any manner the compensation or benefits of, or pay any bonus to, any employee, officer, director or independent contractor of any Acquired Company, except for increases in the ordinary course of business consistent with past practices;

(n) except as required by any applicable Law, adopt or enter into any collective bargaining agreement or other labor union Contract applicable to the employees of any Acquired Company, or take action to terminate the employment of any employee of any Acquired Company that has an employment, severance or similar agreement or arrangement with any Acquired Company providing for the payment of any severance in excess of amounts generally provided to employees of such Acquired Company;

(o) adopt, modify or increase the benefits under, or accelerate or settle the payment of benefits under, any Company Benefit Plan, other than modifications to the Acquired Companies’ group health or welfare plans in the ordinary course of business consistent with past practice; provided, however, that the Company may establish performance targets under the Brookstone, Inc. Management Incentive Bonus Plan, Brookstone, Inc. Profit Sharing Plan, the Brookstone 4-Wall Bonus Program, the Brookstone Merchant and Planner Bonus Programs and the Brookstone Loss Prevention Bonus Program, Director of Loss Prevention, using a methodology consistent in all material respects with the methodology historically used by the Company to establish such targets, which methodology has been described to Parent prior to the date hereof;

(p) make any capital expenditure, other than capital expenditures that are not, in the aggregate, for any fiscal year, more than $2.5 million in excess of the capital expenditures provided for in the Company’s budget for 2005, a correct and complete copy of which has been provided to Parent prior to the date hereof (the “2005 Budget”);

(q) make any material expenditure in connection with any advertising or marketing, or adopt, renew, terminate, change or increase the liability or other material obligations of any Acquired Company under any operating standards, loyalty programs or amenity packages, other than in the ordinary course of business consistent with past practice;

(r) change any of its personnel policies in any material respect or its accounting policies or procedures (including procedures with respect to payment of accounts payable), other than as required by GAAP or other applicable Laws;

(s) fundamentally alter the businesses of the Acquired Companies, or the nature and type of the products sold by the Company when compared with past practices;

(t) fail to maintain or renew its material existing insurance policies (or substantial equivalents) to the extent available at comparable rates or (ii) increase the premium on such policies or replacements thereof in excess of generally available market rates;

(u) settle or compromise any material Legal Proceedings (whether or not commenced prior to the date of this Agreement), other than settlements or compromises of Legal Proceedings which are not Transaction Related Legal Proceedings, settlements or compromises of Legal Proceedings in respect of Tax matters and the settlement of the Exempt Employee Litigation in accordance with the terms of the Exempt Employee Settlement Agreement, where the settlement (i) either (A) is limited solely to monetary payment or (B) would not reasonably be expected, individually or in the aggregate, to materially impair the business, value or operations of the Acquired Companies, taken as a whole, (ii) includes a release of all material claims that are outside of the ordinary course of business consistent with past practice and (iii) the amount paid by the Company in all such settlements or compromises does not exceed any amounts reflected or reserved against in the Balance Sheet by $1.1 million in the aggregate; provided, that Parent’s consent shall not be required for the payment by the Company of the Exempt Employee Settlement Amount in settlement of the Exempt Employee Litigation (and the amount of such Exempt Employee Settlement Amount shall not be counted for purposes of clause (iii) above);

(v) effectuate a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act or any similar state Laws, affecting in whole or in part any site of employment, facility, operating unit or employee of the Acquired Companies;

(w) intentionally invalidate, abandon or dedicate to the public domain, any Company Intellectual Property owned or purportedly owned by the Acquired Companies, fail to respond within the applicable deadline to any U.S. Patent and Trademark Office or U.S. Copyright Office actions relating to Company Intellectual Property owned or purportedly owned by the Acquired Companies or fail to pay maintenance or similar fees for Company Intellectual Property owned or purportedly owned by the Acquired Companies so as to lead to its invalidation or abandonment; or

(x) authorize, commit or agree to do any of the foregoing.

Section 6.3 Schedule 13E-3 and Proxy Information.

(a) The Company, Parent and Acquisition shall use their respective commercially reasonable efforts to take or cause to be taken such actions as may be required to be taken under the Exchange Act, the Securities Act and any other federal securities Laws, and under any applicable state securities or blue sky Laws in connection with the Merger and the other transactions contemplated by this Agreement.

(b) In connection with the Merger and the Stockholders Meeting, the Company shall prepare and file with the SEC, as promptly as practicable, a proxy statement relating to the Stockholders Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) and a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with any amendments thereof or supplements thereto, the “Schedule 13E-3”) relating to the Merger and the other transactions contemplated by this Agreement and shall use its commercially reasonable efforts to respond to the comments of the SEC and to cause the Proxy Statement to be mailed to the Stockholders as promptly as practicable; provided, however, that prior to the filing of the Proxy Statement and Schedule 13E-3, the Company shall consult with Parent with respect to such filings, shall afford Parent reasonable opportunity to comment thereon and shall consider in good faith Parent’s comments thereto. The Company shall promptly notify Parent of the receipt of comments of the SEC and of any request from the SEC for amendments or supplements to the Proxy Statement or the Schedule 13E-3 or for additional information, and will promptly supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Proxy Statement and the Schedule 13E-3 and will consult with Parent in connection therewith. If at any time prior to the Stockholders Meeting any event should occur or be discovered which is required to be set forth in an amendment of, or a supplement to, the Proxy Statement or the Schedule 13E-3 so that the Proxy Statement or the Schedule 13E-3 would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, to the extent required by applicable Law, the Company will prepare and disseminate such amendment or supplement; provided, however, that prior to such dissemination, the Company shall consult with Parent with respect to such amendment or supplement, shall afford Parent reasonable opportunity to comment thereon and shall consider in good faith Parent’s comments thereto. The Company will notify Parent and Acquisition at least 48 hours prior to the mailing of the Proxy Statement, or 24 hours prior to the mailing of any amendment or supplement thereto, to the Stockholders. Subject to the provisions of Section 6.5(d), the Company Board Recommendation shall be included in the Proxy Statement.

(c) The Company represents and warrants that the Proxy Statement and the Schedule 13E-3 will, in the case of the Schedule 13E-3 as of the time of its filing with the SEC (and the time of the filing of any amendment thereto), and, in the case of the Proxy Statement, as of the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Stockholders and as of the time of the Stockholders Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the provisions of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statements made or incorporated by reference in or omitted from the Proxy Statement or the Schedule 13E-3 based on information supplied or to be supplied by Parent or Acquisition in writing for inclusion or incorporation by reference therein.

(d) Parent and Acquisition represent and warrant that the information supplied or to be supplied by Parent and Acquisition in writing for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will, in the case of the Schedule 13E-3 as of the time of its filing with the SEC (and the time of the filing of any amendment thereto), and, in the case of the Proxy Statement, as of the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Stockholders and as of the time of the Stockholders Meeting, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Acquisition make no representation or warranty with respect to any statements made or incorporated by reference in the Proxy Statement or Schedule 13E-3 based on information supplied by Company in writing for inclusion or incorporation by reference therein.

Section 6.4 Stockholders Meeting. Subject to the provisions of Section 6.5(d) and Section 8.1, (a) the Company shall, acting through its Board of Directors, take all action necessary under all applicable Laws to call, give notice of and hold a meeting of the Stockholders to vote on a proposal to adopt this Agreement (the “Stockholders Meeting”) and shall submit such proposal to such holders at the Stockholders Meeting, (b) the Company (after consultation with Parent) shall set a record date for Persons entitled to notice of, and to vote at, the Stockholders Meeting and (c) the Stockholders Meeting shall be held (on a date selected by the Company after consultation with Parent) as promptly as practicable. The Company shall ensure that any proxies solicited in connection with any Stockholders Meeting are solicited in compliance with all applicable Laws.

Section 6.5 No Solicitation.

(a) The Company shall immediately terminate, and shall instruct its and its Subsidiaries’ Representatives to immediately terminate, all existing discussions or negotiations, if any, with any Person conducted heretofore with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal other than discussions or negotiations with the maker of the Existing Proposal. The Company shall promptly demand that each Person (other than Parent and its Affiliates and the maker of the Existing Proposal) which has heretofore executed a confidentiality agreement with or for the benefit of the Company or any of its Subsidiaries or any of its or their Representatives with respect to such Person’s consideration of a possible Acquisition Proposal promptly return or destroy (and the Company shall use commercially reasonable efforts to cause any such destruction to be certified in writing by such Person to the Company) all confidential information heretofore furnished by the Acquired Companies or any of their Representatives to such Person or any of its or their Representatives in accordance with the terms of any confidentiality agreement with such Person. In addition, in the event that negotiations with the Company regarding the Existing Proposal are terminated by the Company or the maker of the Existing Proposal following the date hereof, the Company shall request that such Person promptly return or destroy (and the Company shall use commercially reasonable efforts to cause any such destruction to be certified in writing by such Person to the Company) all confidential information furnished (at anytime) by the Acquired Companies or any of their Representatives to such Person or any of its or their Representatives in accordance with the terms of the confidentiality agreement between the Company (or if applicable, a Subsidiary of the Company) and such Person. The term “Acquisition Proposal” means any offer or proposal (whether or not in writing) (other than an offer or proposal by or on behalf of Parent) for or any indication of interest or inquiry which could reasonably be expected to lead to an offer or proposal for (an “Acquisition Transaction”): (i) a transaction pursuant to which any Person (or group of Persons) acquires or would acquire beneficial ownership of more than 20% of the outstanding voting power of the Company, whether from the Company or pursuant to a tender offer, exchange offer or otherwise; (ii) a merger, consolidation, business combination, reorganization, share exchange, sale of substantially all assets, recapitalization or similar transaction which would result in any Person (or group of Persons) other than Parent, Acquisition or any of their Affiliates (any such Person, a “Third Party”) acquiring 20% or more of the fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any transaction which would result in a Third Party acquiring 20% or more of the fair market value of the assets (including, without limitation, the capital stock of any Subsidiary of the Company) of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction (whether by purchase of assets, acquisition of stock of a Subsidiary of the Company or otherwise); or (iv) any combination of the foregoing.

(b) From the date of this Agreement until the Effective Time (or such earlier date as this Agreement may be terminated pursuant to Article VIII), the Company shall not, and the Company shall cause its Subsidiaries and its and their Representatives not to, (i) solicit, initiate or knowingly or negligently facilitate, encourage or induce the making, submission or announcement of, any Acquisition Proposal, (ii) furnish any nonpublic information regarding any of the Acquired Companies to any Person that has made an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition Proposal or (v) enter into any letter of intent or similar agreement in principle or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than any confidentiality agreement that does not contain an offer or proposal); provided, however, that, notwithstanding anything else in this Agreement to the contrary, unless the Required Stockholder Approval shall have been obtained, the Company and its Representatives may take any actions described in clauses (ii) and (iii) of this Section 6.5(b), in respect of a Person that has made an Acquisition Proposal (other than the Existing Proposal) if, but only if, (A) such Person has submitted an unsolicited written Acquisition Proposal which did not result from a violation by the Acquired Companies of this Section 6.5, (B) prior to furnishing any nonpublic information regarding any of the Acquired Companies to such Person, (x) such Person has entered into a confidentiality agreement with the Company with use and disclosure limitations, “standstill” provisions and other material terms that are no less favorable to the Company than the Confidentiality Agreements and (y) the Company shall disclose all such disclosed information to Parent unless previously provided to Parent, (C) the Board of Directors concludes in good faith, based on such matters as it deems relevant, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal is or could reasonably be expected to lead to a Superior Proposal and (D) the Board of Directors concludes in good faith, based on such matters as it deems relevant, following consultation with outside counsel which frequently provides advice with respect to the DGCL, that such action is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties imposed by applicable Law. Notwithstanding anything else in this Agreement to the contrary, unless the Required Stockholder Approval shall have been obtained, the Company and its Representatives may take any of the actions specified in clauses (i), (ii) and (iii) of the first sentence of this Section 6.5(b) with respect to the Existing Proposal, provided that (I) the Company shall disclose all information which is disclosed to the maker of the Existing Proposal to Parent unless previously provided to Parent and (II) the Company or one of its Subsidiaries shall have entered into a confidentiality and “standstill” agreement with the maker of the Existing Proposal. Without limiting the generality of the foregoing, the Company acknowledges and agrees that any violation of or the taking of any action inconsistent with any of the restrictions set forth in the preceding sentence by any Representative of any of the Acquired Companies shall be deemed to constitute a breach of this Section 6.5 by the Company. For purposes of this Agreement, a “Superior Proposal” means any bona-fide written offer made by a Third Party for an Acquisition Transaction (with all of the percentages included in the definition of Acquisition Transaction increased to 100% for purposes of this definition) that the Board of Directors determines in good faith, based on such matters as it deems relevant, following consultation with its financial advisors and outside counsel, (x) would result in a transaction, if consummated, that would be more favorable to the Stockholders (taking into account all facts and circumstances, including all legal, financial, regulatory and other aspects of the proposal and the identity of the offeror and any Revised Offer made by Parent under Section 6.5(d)) than the transactions contemplated hereby, (y) is reasonably likely to be consummated in a timely manner (taking into account all legal, financial, regulatory and other relevant considerations), and (z) is made by a Person or group of Persons who have provided the Company with reasonable evidence that such Person or group has or will have sufficient funds to complete such Acquisition Proposal.

(c) The Company shall promptly advise Parent, telephonically and in writing, of the Company’s receipt of any Acquisition Proposal but in no event more than forty-eight (48) hours thereafter. The Company shall promptly notify Parent, in writing and in reasonable detail, of the material terms and conditions of any such Acquisition Proposal and the identity of the Person making the same. The Company shall update Parent in respect of material changes in the status of any Acquisition Proposal (including the Existing Proposal) and shall promptly inform Parent of any change in any of the price, form of consideration or other material terms of any Acquisition Proposal (including the Existing Proposal). Promptly upon determination by the Board of Directors that an Acquisition Proposal (including the Existing Proposal) constitutes a Superior Proposal, the Company shall deliver to Parent a written notice advising it that the Board of Directors has so determined, specifying in reasonable detail the material terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal.

(d) Except as provided in the next sentence, the Board of Directors shall not withdraw or modify the Company Board Recommendation in a manner adverse to Parent and Acquisition. Notwithstanding anything else in this Agreement to the contrary, unless the Required Stockholder Approval shall have been obtained, the Board of Directors shall be permitted to (i) withdraw or modify the Company Board Recommendation in a manner adverse to Parent and Acquisition or not make or not continue to make the Company Board Recommendation or (ii) approve, endorse or recommend, or cause the Company to enter into a letter of intent or similar agreement in principle or any Contract contemplating or otherwise relating to, a Superior Proposal if, but only if, in each case (A) the Board of Directors has determined in good faith, based on such matters as it deems relevant, following consultation with outside counsel which frequently provides advice with respect to the DGCL, that such action is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties imposed by applicable Law and (B) the Company has given Parent seventy-two (72) hours prior written notice of its intention to withdraw or modify the Company Board Recommendation or not make or continue to make the Company Board Recommendation or approve, endorse or recommend or enter into such letter of intent, agreement in principle or Contract, and with respect to any Superior Proposal, Parent has not made, during such 72-hour period, an offer (a “Revised Offer”) that the Board of Directors of the Company, in its good faith judgment, based on such matters as it deems relevant, after consultation with its financial advisors and outside counsel, determines is at least as favorable to the Stockholders as the Superior Proposal (provided, that during such 72-hour period, the Company shall negotiate in good faith with Parent (to the extent Parent wishes to negotiate) to enable Parent to make such a Revised Offer).

The Company may, if it receives an Acquisition Proposal, delay the mailing of the Proxy Statement, the filing of the Schedule 13E-3 or the holding of the Stockholders Meeting, in each case to provide a reasonable opportunity for the Board of Directors to consider such Acquisition Proposal and to determine the effect, if any, on the Company Board Recommendation.

Section 6.6 Regulatory Approvals; Consents.

(a) Subject to Section 6.6(c), Parent, Acquisition and the Company shall use their commercially reasonable efforts to take, or cause to be taken, all actions necessary to cause the conditions contained in Article VII hereof to be satisfied in a timely manner and to consummate the Merger and make effective the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, but subject to Section 6.6(c), Parent and the Company (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the transactions contemplated by this Agreement and shall submit promptly any additional information requested in connection with such filings and notices, (ii) shall use their commercially reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such party in connection with the Merger or any of the transactions contemplated by this Agreement and (iii) shall use their commercially reasonable efforts to oppose or lift any restraint, injunction or other legal bar to the Merger. Each of the Company and Parent shall promptly deliver to the other a copy of each such filing made, each such notice given and each such Consent obtained from and after the date hereof through the Effective Time.

(b) Without limiting the generality of Section 6.6(a), the Company and Parent shall, promptly after the date of this Agreement, prepare and file the notifications required under the HSR Act and any applicable foreign antitrust Laws in connection with the Merger. The Company and Parent shall respond as promptly as practicable to any inquiries or requests received from any Governmental Authority in connection with antitrust Laws or related matters. Each of the Company and Parent shall (i) give the other party prompt notice of the commencement or threat of commencement of any Legal Proceeding by or before any Governmental Authority with respect to the transactions contemplated hereby, including the Merger, (ii) keep the other party informed as to the status of any such Legal Proceeding or threat and (iii) promptly inform the other party of any communication concerning antitrust Laws to or from any Governmental Authority regarding the Merger. Except as may be prohibited by any Governmental Authority or by applicable Law, the Company and Parent will consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Legal Proceeding under or relating to the HSR Act or any other antitrust Law. Except as may be prohibited by any Governmental Authority or by applicable Law, in connection with any Legal Proceeding under or relating to the HSR Act or any other foreign, federal or state antitrust Law or fair trade Law or any other similar Legal Proceeding, each of the Company and Parent will permit authorized Representatives of the other to be present at each meeting or conference relating to any such Legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with any such Legal Proceeding.

(c) Notwithstanding anything to the contrary contained in this Agreement, Parent shall not have any obligation under this Agreement: (i) to dispose, transfer or hold separate, or cause any of its Subsidiaries to dispose, transfer or hold separate any assets or operations, or to commit or to cause any of the Acquired Companies to dispose of any assets; (ii) to discontinue or cause any of its Subsidiaries to discontinue offering any product or service, or to commit to cause any of the Acquired Companies to discontinue offering any product or service; or (iii) to make or cause any of its Subsidiaries to make any commitment (to any Governmental Authority or otherwise) regarding its future operations or the future operations of any of the Acquired Companies.

(d) Parent and the Company shall furnish all information required to be included in any application or other filing to be made pursuant to the rules and regulations of any Governmental Authority in connection with the transactions contemplated by this Agreement. Parent and the Company shall have the right to review in advance, and to the extent reasonably practicable each will consult the other on, all the information relating to the other and each of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any Third Party or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement.

Section 6.7 Notices of Certain Events.

(a) The Company shall notify Parent as promptly as practicable of (i) any notice or other communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement, (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by the Company in this Agreement or (iii) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article VII impossible or unlikely or that has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) Parent shall notify the Company as promptly as practicable of (i) any notice or other communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement, (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material inaccuracy in any representation or warranty made by Parent or Acquisition or (iii) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Article VII impossible or unlikely or that has had or is reasonably likely to have a material adverse affect on the ability of Parent and Acquisition to perform their obligations under this Agreement and consummate and the transactions contemplated hereby in a timely manner.

Section 6.8 Financing.

(a) Prior to the Closing, Parent and Acquisition will use their commercially reasonable efforts to arrange the Debt Financing, including, without limitation, entering into definitive agreements with respect thereto on terms and conditions substantially in accordance with those set forth in the Financing Commitment. In the event that any portion of the Debt Financing becomes unavailable so as to not enable Parent and Acquisition to proceed with the transactions contemplated by this Agreement in a timely manner, Parent and Acquisition will use their commercially reasonable efforts to arrange to obtain alternate debt financing from alternative sources on comparable or more favorable terms to those set forth in the Financing Commitment as promptly as practicable following the occurrence of such event, including, without limitation, entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 6.8(a) being referred to as the “Definitive Financing Agreements”). Parent and Acquisition will, will cause their Affiliates to, and will use their commercially reasonable efforts to cause their Representatives to, comply with the terms and satisfy on a timely basis the conditions of the Financing Commitment, any alternate financing commitment and the Definitive Financing Agreements and any related fee and engagement letters. Any material breach of the Financing Commitment, the Definitive Financing Agreements, any alternate financing commitment and any related fee and engagement letters by JWC, OSIM or Temasek shall be deemed a breach by Parent of this Section 6.8. Parent will (i) furnish correct and complete copies of the Definitive Financing Agreements to the Company promptly upon their execution and (ii) give the Company prompt notice of any breach by any party of the Financing Commitment, any alternate financing commitment or the Definitive Financing Agreements of which Parent becomes aware or any termination thereof. For purposes of this Section 6.8, “commercially reasonable efforts” shall not be deemed to require that Parent compromise any of the economic or other material terms (considered on an aggregate basis) contained in the Financing Commitments.

(b) From and after the date of this Agreement, the Company shall and shall cause its Subsidiaries to, use their commercially reasonable efforts to, at Parent’s sole expense, (a) reasonably cooperate with Parent and Parent’s Affiliates in connection with the arrangement of the Debt Financing (or any replacements thereof), including, without limitation, the execution and delivery, at the Closing, of any pledge or security documents, underwriting or placement arrangements, other definitive financing documents or other requested certificates or financial information, including a certificate of the chief financial officer of the Company with respect to solvency matters, comfort letters of accountants and legal opinions, in each case, as may be reasonably requested by Parent or Parent’s Affiliates in connection with such financing, and (b) reasonably assist in marketing such financing, which such marketing assistance shall include, but not be limited to, (i) assisting in the preparation of road show materials and supplementing and updating any such materials, (ii) participating in road show presentations (including one-on-one meetings) with proposed purchasers of such financing and (iii) assisting in the preparation of the prospectus or offering memorandum, as the case may be, relating to such financing and any amendments or supplements thereto; provided, however, that such requested cooperation and assistance shall not unreasonably interfere with the ongoing operations of the Acquired Companies; provided further that no Acquired Company shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing (or any replacements thereof) prior to the Effective Time. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs incurred by the Company or the Subsidiaries in connection with such cooperation. Parent shall keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing (or any replacements thereof).

(c) In the event Parent or Acquisition is required to deliver or cause to be delivered pursuant to the terms of the Financing Commitment or the related financing contemplated thereby, or actually delivers or causes to be delivered, a letter or opinion with respect to the solvency, sufficiency of assets, sufficiency of capital or any similar or related status, in each case, of the Company, Parent or any of their respective Subsidiaries, then Parent shall (at Parent’s expense) cause such letter or opinion to (i) be delivered to the Company and (ii) contain a statement that the Company may rely on such letter or opinion as though such letter or opinion had been addressed to the Company.

(d) The Company shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to cause, by no later than one (1) Business Day prior to the Closing Date, the administrative agent for the lenders under the Existing Credit Facility to prepare and deliver to the Company and Parent a “payoff letter” or similar document (the “Payoff Letter”) (i) specifying the aggregate amount of the Company’s obligations (including principal, interest, fees, expenses and other amounts payable under the Existing Credit Facility) that will be outstanding as of the Closing Date assuming that no letters of credit outstanding under the Existing Credit Facility are drawn upon by the beneficiary thereof subsequent to the date of such Payoff Letter, (ii) confirming that payment of the amount referred to in Section 6.8(d)(i) plus the Reimbursement Amount (as defined in the Existing Credit Facility) for any letter of credit drawn upon subsequent to the date thereof (the “Payoff Amount”), together with the making of customary provision for the substitution of alternate letters of credit under the Definitive Financing Agreements for any letters of credit outstanding under the Existing Credit Facility as of the Closing Date or such other arrangements with respect to outstanding letters of credit under the Existing Credit Facility as may be mutually agreed upon by Parent and the lenders under the Existing Credit Facility (in either case, the “LC Satisfaction”) will discharge all of the Acquired Companies’ obligations under the Existing Credit Facility and (iii) confirming that upon receipt of the Payoff Amount and the consummation of the LC Satisfaction, all Encumbrances thereunder will be released and discharged. The Company shall use its commercially reasonable to assist and cooperate with Parent in structuring and implementing the LC Satisfaction.

Section 6.9 Directors’ and Officers’ Indemnification and Insurance.

(a) Parent agrees (and shall cause the Surviving Corporation and each of its Subsidiaries to agree from and after the Effective Time) that all rights to indemnification and all limitations on liability now existing in favor of any current or former director, officer or employee of the Company or any of its Subsidiaries (the “Indemnified Parties”) as provided in the Company Organizational Documents or in any Company Benefit Plan (excluding the CEO’s change in control agreement with the Company) as in effect as of the date hereof shall survive the Merger and shall continue in full force and effect for a period of not less than six (6) years after the Effective Time.

(b) In addition to the other rights provided for in this Section 6.9 and not in limitation thereof, Parent agrees to cause the Surviving Corporation and its Subsidiaries to indemnify and hold harmless (and release from any liability to the Surviving Corporation or any of its Subsidiaries) all Indemnified Parties to the fullest extent permitted by applicable Laws with respect to all acts and omissions occurring, or otherwise relating to their services as directors, officers, employees or agents of the Company or its Subsidiaries, at or prior to the Effective Time including, without limitation, in respect of the matters set forth herein. Parent shall indemnify and hold harmless to the fullest extent permitted by applicable Laws, and provide advancement of expenses to the Indemnified Parties (to the extent they would be entitled to indemnification) with respect to all acts and omissions occurring, or otherwise relating to their services as directors, officers, employees or agents of the Company or its Subsidiaries, at or prior to the Effective Time including, without limitation, in respect of the matters set forth herein.

(c) Prior to the Effective Time, Parent shall use commercially reasonable efforts to (and if it is unable to, Parent shall cause the Surviving Corporation to) obtain and fully pay (up to a maximum aggregate cost of $600,000 (the “Maximum Aggregate Premium”)) for “tail” insurance policies with a claims period of at least six (6) years from the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier covering each such Person currently covered by the Company’s existing policies with respect to directors’ and officers’ liability insurance in an amount and on terms with respect to coverage at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Effective Time. If the Company and/or the Surviving Corporation is unable to obtain the insurance described in the prior sentence for an amount less than or equal to the Maximum Aggregate Premium, it shall instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Aggregate Premium.

(d) If Parent, the Surviving Corporation or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.9. The rights of each Indemnified Person under this Section 6.9 shall survive the consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.

Section 6.10 Public Announcements. Except as otherwise may be required by applicable Law or by stock exchange rule, regulation or listing agreement, Parent, Acquisition and the Company shall consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or any of the transactions contemplated hereby. Without limiting the generality of the foregoing, none of Parent, Acquisition or the Company shall, and shall not permit any of their respective Representatives to, make any disclosure regarding the Merger or any of the transactions contemplated hereby unless (a) Parent and the Company shall have approved such disclosure or (b) such party shall have determined in good faith, after taking into account the advice of its outside legal counsel, that such disclosure is required by applicable Law or by stock exchange rule, regulation or listing agreement.

Section 6.11 Takeover Statutes. If any Takeover Statute is or may become applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of Parent and the Company and their respective boards of directors shall take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute.

Section 6.12 Defense of Litigation. Except as may be prohibited by any Governmental Authority or by applicable Law, the Company shall provide Parent with prompt notice of and copies of all proceedings and correspondence relating to any pending or threatened Legal Proceeding against the Company, any of its Subsidiaries or any of their respective directors or officers by any Person arising out of or relating to this Agreement or the transactions contemplated by this Agreement (a “Transaction Related Legal Proceeding”). The Company shall not cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the transactions contemplated by this Agreement, and the Company shall reasonably cooperate in good faith with Parent and Acquisition in resisting any such effort to restrain, enjoin, prohibit or otherwise oppose such transactions. The Company shall give Parent the opportunity to consult with the Company regarding the defense or settlement of any Transaction Related Legal Proceeding, shall give due consideration to Parent’s advice with respect to each Transaction Related Legal Proceeding and shall not settle any Transaction Related Legal Proceeding without the prior written consent of Parent.

Section 6.13 Tax Matters. From and after the date hereof until the Effective Time, the Company shall, and shall cause each of its Subsidiaries to:

(a) prepare and timely file all material Tax Returns required to be filed by them on or before the Closing Date, including any applicable extensions (“Post-Signing Returns”), in a manner consistent with past practice, except as otherwise required by applicable Laws;

(b) fully and timely pay all Taxes due and payable shown on such Post-Signing Returns that are so filed;

(c) adequately provide for all Taxes payable by them for which no Post-Signing Return is due prior to the Effective Time;

(d) promptly notify Parent of any new Legal Proceeding pending or threatened against the Company or any of its Subsidiaries in respect of any material Tax matter, and not settle or compromise any Legal Proceeding in respect of any material Tax matter (i) in the case of a federal Legal Proceeding, without Parent’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed; and (ii) in the case of any state or local Legal Proceeding, in a manner requiring payments by the Acquired Companies in excess of the reserve reflected on the Balance Sheet in respect of such Legal Proceeding without Parent’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed; and

(e) except as would not reasonably be expected to have a Company Material Adverse Effect or in the ordinary course of business or with Parent’s prior written consent, which consent shall not be unreasonably conditioned, withheld or delayed: (i) not make, change or revoke any material Tax election, (ii) not amend any Tax Return or adopt or change a Tax accounting method or Tax accounting period, (iii) not surrender any right to claim a material Tax refund or (iv) not consent to the extension or waiver of the limitations period applicable to any Tax claim or assessment.

Section 6.14 Employee Matters.

(a) For the twelve (12) month period following the Closing and except as otherwise provided in (i) the CEO Term Sheet with respect to the CEO and (ii) any agreement entered into by any employee of the Company with Parent, or following the Effective Time, with the Surviving Corporation or any of its Subsidiaries, the Surviving Corporation shall provide any employees of the Acquired Companies who continue employment with the Surviving Corporation or any subsidiary thereof following the Effective Time (the “Continuing Employees”) with compensation, benefits and other terms of employment that are substantially similar to the compensation, benefits and other terms of employment provided to such employees immediately prior to the Effective Time. The Surviving Corporation shall be responsible for all post-Closing liabilities relating to any such employee, including, without limitation, any severance obligations owed to any such employee.

(b) If any Continuing Employee is entitled to participate in any employee benefit plan (within the meaning of Section 3(3) of ERISA maintained by Parent or any Subsidiary thereof (the “New Plans”)), each such Continuing Employee shall be credited under any such New Plan with his or her periods of service with the Acquired Companies before the Closing for all purposes to the extent required by applicable Law and otherwise for purposes of participation, vesting and benefits levels where length of service is relevant to benefit levels, but not for benefit accrual under any plan or any accrual that would result in any duplication of benefits, and any waiting period for participation shall be waived.

(c) The Company shall take or cause to be taken all actions necessary to effectuate the termination of all Company Equity Plans and the SERP effective as of, and solely conditioned upon, the closing of the transactions contemplated by this Agreement, and shall provide Parent with evidence thereof.

Section 6.15 Resignation of Officers and Directors. The Company shall use its commercially reasonable efforts to obtain and deliver to Parent prior to the Closing (to be effective as of the Effective Time) the resignation of each officer and director of each of the Acquired Companies whose resignation shall have been requested by Parent in a written notice delivered not less than five (5) Business Days prior to the Closing Date.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Required Stockholder Approval. The Required Stockholder Approval shall have been obtained.

(b) Antitrust. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(c) Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or any other Governmental Authority and shall remain in effect, and there shall not be any Law enacted, adopted or deemed applicable to the Merger that makes consummation of the Merger illegal or otherwise prohibits consummation of the Merger.

Section 7.2 Conditions to Obligations of Parent and Acquisition. The obligations of each of Parent and Acquisition to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations. (i) The representations and warranties of the Company set forth in Sections 4.1(a) (with respect to the Company only), 4.2 (subject to Section 6.4), 4.3, 4.4, 4.6(a) and 4.7(i) shall be true and correct as of the date of this Agreement and as of the Effective Time (or, to the extent such representations and warranties speak as of a specified date, they need only be so true and correct as of such specified date), and (ii) all other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time (or, to the extent such representations and warranties speak as of a specified date, they need only be so true and correct as of such specified date), interpreted without giving effect to references to materiality or a Company Material Adverse Effect, except where the failure of all such representations and warranties to be so true and correct has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Financing. Parent and/or Acquisition shall have entered into the Definitive Financing Agreements, each of the conditions precedent to the Financing Commitments (or any replacements thereof) as set forth in the Definitive Financing Agreements shall have been satisfied and such funding sources shall be available to close the Financing Commitments (or any replacements thereof) on the terms and conditions set forth in the Definitive Financing Agreements.

(d) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect that is continuing, and no event shall have occurred or circumstance shall exist as of the Closing that would reasonably be expected to have a Company Material Adverse Effect.

(e) Dissenting Shares. The aggregate number of Dissenting Shares shall not exceed 10% of the shares of Common Stock outstanding as of the record date for the Stockholders Meeting.

(f) Officer’s Certificate. Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Sections 7.2(a) and (b) have been satisfied.

(g) FIRPTA. (i) Parent shall have received a statement, in a form satisfactory to Parent, issued by the Company pursuant to sections 1.1445-2(c)(3) and 1.897-2(h) of the Treasury Regulations, certifying that the stock of the Company acquired by Parent is not a U.S. real property interest; and (ii) the Company shall send a notice to the Internal Revenue Service in accordance with section 1.897-2(h)(2) of the Treasury Regulations.

Section 7.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Accuracy of Representations. (i) The representations and warranties of Parent and Acquisition set forth in Section 5.1, Section 5.2, Section 5.4(a) and Section 5.9 shall be true and correct as of the date of this Agreement and as of the Effective Time (or, to the extent such representations and warranties speak as of a specified date, they need only be so true and correct as of such specified date) and (ii) all other representations and warranties of Parent and Acquisition shall be true and correct as of the date of this Agreement and as of the Effective Time (or, to the extent such representations and warranties speak of a specified date, they need only be so true and correct as of such specified date), interpreted without giving effect to references to materiality or a material adverse effect, except where the failure of all such representations and warranties to be so true and correct has not had and would not reasonably be expected to have a material adverse effect on the ability of Parent and Acquisition to perform their obligations under this Agreement and consummate the transactions contemplated hereby in a timely manner.

(b) Performance of Obligations. Each of Parent and Acquisition shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have received a certificate, signed by an executive officer of Parent, certifying that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. None of the parties to this Agreement may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to use their commercially reasonable efforts to consummate the Merger and the other transactions contemplated by this Agreement.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Stockholders):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company by notice to the other if the Merger shall not have been consummated by October 31, 2005 (unless the failure to consummate the Merger results from a failure on the part of the party seeking to terminate this Agreement to perform any material obligation required to be performed by such party at or prior to the Effective Time);

(c) by either Parent or the Company by notice to the other if a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger;

(d) by either Parent or the Company by notice to the other if (i) the Stockholders Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Stockholders shall have voted on a proposal to adopt this Agreement, and (ii) the Required Stockholder Approval shall not have been obtained; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure to obtain the Required Stockholder Approval is attributable to a failure on the part of such party to perform, subject to the terms and conditions hereof, any material obligation required to be performed by such party at or prior to the Effective Time;

(e) by Parent by notice to the Company (at any time prior to the adoption of this Agreement by the Required Stockholder Approval) if a Company Triggering Event shall have occurred;

(f) by the Company by notice to Parent (at any time prior to the adoption of this Agreement by the Required Stockholder Approval) if the Board of Directors shall have withdrawn or modified the Company Board Recommendation in a manner adverse to Parent and Acquisition in respect of a Superior Proposal or does not make or continue to make the Company Board Recommendation as a result of a Superior Proposal, or shall have approved, endorsed or recommended, or caused the Company to enter into a letter of intent or similar agreement in principle or any Contract contemplating or otherwise relating to, a Superior Proposal; provided, however, that prior to such termination, the Company shall have complied with the terms and conditions of Section 6.5(d); provided further that nothing in this Section 8.1(f) shall require the Company to call, give notice of, or hold the Stockholders Meeting prior to exercising its termination rights pursuant to this Section 8.1(f);

(g) by the Company by notice to Parent (at any time prior to the adoption of this Agreement by the Required Stockholder Approval) if the Board of Directors shall have affirmatively and publicly withdrawn or modified the Company Board Recommendation in a manner adverse to Parent other than as a result of any of or a combination of the following, in and of themselves: (a) general improvement in economic conditions; (b) changes or conditions affecting the industry in which the Acquired Companies operate; (c) an increase in the revenues or sales of a product line of the Acquired Companies as compared to the revenues or sales from a prior period; (d) an increase in the market price of the Common Stock; or (e) an Acquisition Proposal; provided, however, that prior to such termination, the Company shall have complied with the terms and conditions of Section 6.5(d); provided further that nothing in this Section 8.1(g) shall require the Company to call, give notice of, or hold the Stockholders Meeting prior to exercising its termination rights pursuant to this Section 8.1(g);

(h) by Parent by notice to the Company (i) if any of the Company’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 7.2(a) would not be satisfied, or (ii) if any of the Company’s representations and warranties become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.2(a) would not be satisfied, or (iii) any of the Company’s covenants contained in this Agreement shall have been breached, such that the condition set forth in Section 7.2(b) would not be satisfied, and in each case, the inaccuracy or breach shall not have been cured within 30 days after notice by Parent to the Company pursuant to this Section 8.1(h); or

(i) by the Company by notice to Parent (i) if any of Parent’s or Acquisition’s representations and warranties shall have been inaccurate as of the date of this Agreement, such that the condition set forth in Section 7.3(a) would not be satisfied, or (ii) if any of Parent’s or Acquisition’s representations and warranties shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 7.3(a) would not be satisfied, or (iii) if any of Parent’s or Acquisition’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.3(b) would not be satisfied, and in each case, the inaccuracy or breach shall not have been cured within 30 days after notice by the Company to Parent pursuant to this Section 8.1(i).

Section 8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (i) this Section 8.2, Section 5.8, Section 6.1(b), Section 6.10, Section 8.3 and Article IX shall survive the termination of this Agreement and shall remain in full force and effect and (ii) the termination of this Agreement shall not relieve any party from any liability for any material inaccuracy in or breach of any representation or warranty or any material breach of any covenant or other provision contained in this Agreement.

Section 8.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that:

(i) Parent shall pay all fees and expenses, other than the Company’s attorneys’ fees, incurred in connection with the filing by the parties hereto of the premerger notification and report forms relating to the Merger under the HSR Act;

(ii) if this Agreement is terminated by (A) Parent pursuant to Section 8.1(e) or (B) the Company pursuant to Section 8.1(f), the Company shall make a nonrefundable cash payment to Parent in an amount equal to the aggregate amount of all reasonable out-of-pocket documented fees and expenses (including all attorneys’ fees, accountants’ fees, financial advisory fees, debt financing commitment fees and/or expenses) that have been paid or incurred by or on behalf of Parent in connection with the preparation and negotiation of this Agreement and the transactions contemplated hereby; provided, however, that in no event shall the Company’s obligation to pay any such fees and expenses exceed $2 million in the aggregate (the “Parent Expenses”) (in addition to any additional fee payable to Parent pursuant to this Section 8.3);

(iii) if this Agreement is terminated by the Company pursuant to Section 8.1(g), the Company shall make a nonrefundable cash payment to Parent in an amount equal to the Parent Expenses (in addition to any additional fee payable to Parent pursuant to this Section 8.3); and

(iv) If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or 8.1(d), and, following the date of this Agreement and at or prior to the time of the termination of this Agreement, an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, the Company shall make a nonrefundable cash payment to Parent in an amount equal to the Parent Expenses.

(b) If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(d) and, following the date of this Agreement and at or prior to the time of the termination of this Agreement, an Acquisition Proposal shall have been disclosed, announced, commenced, submitted or made, and within twelve (12) months of the date of termination of this Agreement, the Company consummates an Acquisition Transaction, then the Company shall make a nonrefundable cash payment to Parent in an amount equal to $11 million (in addition to any amount payable to Parent pursuant to Section 8.3(a)).

(c) If this Agreement is terminated by (A) Parent pursuant to Section 8.1(e) or (B) the Company pursuant to Section 8.1(f), then the Company shall make a nonrefundable cash payment to Parent in an amount equal to (i) if notice of such termination is delivered prior to May 6, 2005, $7 million (in addition to any amount payable to Parent pursuant to Section 8.3(a)) and (ii) if notice of such termination is delivered on or after May 6, 2005, $11 million (in addition to any amount payable to Parent pursuant to Section 8.3(a)). Nothing herein will obligate Parent to provide a notice of termination prior to May 6, 2005.

(d) If this Agreement is terminated by the Company pursuant to Section 8.1(g), then the Company shall make a nonrefundable cash payment to Parent in an amount equal to $5.5 million (in addition to any amount payable to Parent pursuant to Section 8.3(a)).

(e) If this Agreement is terminated by the Company pursuant to Section 8.1(g), and within twelve (12) months of the date of termination of this Agreement, the Company consummates an Acquisition Transaction, then the Company shall make a nonrefundable cash payment to Parent in an amount equal to $5.5 million (in addition to any amount payable to Parent pursuant to Section 8.3(a) and Section 8.3(d)).

(f) Any fee payable under Section 8.3(b), Section 8.3(c) or Section 8.3(d) pursuant to a termination of this Agreement by the Company shall be paid prior to the time of, and as a condition to the effectiveness of, such termination; provided, that any fee payable pursuant to Section 8.3(b) shall be made prior to and as a condition to the consummation of the applicable Acquisition Transaction. Any fee payable under Section 8.3(e) shall be made prior to and as a condition to the consummation of the applicable Acquisition Transaction. Any fee payable pursuant to this Section 8.3 pursuant to a termination of this Agreement by Parent shall be paid within two (2) Business Days following the date on which notice of termination is given.

(g) The Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement. The payment of any fee under Sections 8.3(b) through Section 8.3(f) or reimbursement of any Parent Expenses under Section 8.3(a), as the case may be, shall constitute liquidated damages.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment. This Agreement may be amended only by an instrument in writing signed by the Company, Acquisition and Parent at any time (whether before or after adoption of this Agreement by the Stockholders); provided, however, that (i) each amendment shall have been duly authorized by the respective boards of directors of the Company and Acquisition and (ii) after adoption of this Agreement by the Stockholders, no amendment shall be made which by Law requires further approval of the Stockholders without such further approval.

Section 9.2 Waiver.

(a) Except as expressly set forth herein, neither any failure nor any delay by any party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. Except as expressly set forth herein, to the maximum extent permitted by applicable Law, (i) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (ii) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (iii) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

(b) At any time prior to the Effective Time, Parent (with respect to the Company) and the Company (with respect to Parent and Acquisition), may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of such party to this Agreement, (ii) waive any inaccuracies in the representation and warranties contained in this Agreement or any document delivered pursuant to this Agreement and (iii)

waive compliance with any covenants, obligations or conditions contained in this Agreement. Except as expressly set forth herein, any agreement on the part of a party to this Agreement to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

Section 9.3 Survival. None of the representations and warranties, or any covenant to be performed prior to the Effective Time, contained in this Agreement or in any certificate or document delivered hereunder shall survive the Effective Time. All other covenants and agreements contained in this Agreement which by their terms are to be performed in whole or in part, including, without limitation, for the avoidance of doubt, Section 6.9 and Section 6.14, or which prohibit actions, subsequent to the Effective Time, shall survive the Effective Time in accordance with their terms.

Section 9.4 Entire Agreement. This Agreement (including, without limitation, the Company Disclosure Letter, the Parent Disclosure Letter, the schedules and exhibits hereto and the other documents relating to the Merger referred to in this Agreement) constitutes the entire agreement among the parties to this Agreement with respect to the subject matter hereof and thereof and supersedes all other prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect thereto.

Section 9.5 Execution of Agreement; Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties; it being understood that all parties need not sign the same counterpart.

Section 9.6 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

Section 9.7 Consent to Jurisdiction; Venue. In any action or proceeding between any of the parties arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, each of the parties (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and (b) agrees that all claims in respect of such action or proceeding may be heard and determined exclusively in such courts.

Section 9.8 WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING BETWEEN THE PARTIES ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Section 9.9 Assignments and Successors. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and permitted assigns. No assignment of this Agreement may be made by any party hereto at any time, whether or not by operation of Law, without the prior written consent of, in the case of Parent or Acquisition, the Company, and in the case of the Company, Parent; provided, however, that Parent or Acquisition may, without the consent of the Company, assign any of its rights and interests under this Agreement as security to any lender or financial institution providing financing for the transactions contemplated hereby, which assignment will not relieve either party from their respective obligations hereunder, and provided, further, that Parent may, without the consent of the Company, assign any of its rights and interests under this Agreement to an Affiliate, which assignment will not relieve Parent of its obligations hereunder and provided, further, that Acquisition may, without the consent of the Company, assign this Agreement to any wholly-owned subsidiary of Parent which assignment will not relieve Acquisition of its obligations hereunder and Parent shall remain liable for its obligations hereunder. Any attempted assignment of this Agreement or of any such rights by the Company without such consent shall be void and of no effect.

Section 9.10 No Third Party Rights. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that after the Effective Time, the Indemnified Parties shall be third party beneficiaries of, and entitled to enforce, Section 6.9.

Section 9.11 Notices. All notices, consents, waivers and other communications required or permitted by this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand or by nationally recognized overnight courier service (costs prepaid); or (b) sent by facsimile or e-mail with confirmation of transmission by the transmitting equipment confirmed with a copy delivered as provided in clause (a), in each case to the following addresses, facsimile numbers or e-mail addresses and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number, e-mail address or person as a party may designate by notice to the other parties), provided, that any communication delivered or sent on a day that is not a business day or after 6:00 p.m., New York City time, on a Business Day shall be deemed to have been delivered or sent on the next following Business Day; provided further, that the immediately preceding proviso shall not apply to any notification provisions herein set forth in terms of hours, which notifications shall be deemed to have been delivered or sent when actually delivered or sent:

Company (before the Closing):

Brookstone, Inc.

One Innovation Way

Merrimack, NH 03054

Attention: Philip W. Roizin

Fax No.: (603) 577-8004

with a copy to:

Ropes & Gray LLP

One International Place

Boston, MA 02110-2624

Attention: David B. Walek, Esq.

Fax No.: (617) 951-7050

and:

Brookstone, Inc.

One Innovation Way

Merrimack, NH 03054

Attention: Daniel Burke

Fax No.: (603) 577-8011

Parent and Acquisition:

OSIM International Ltd.

65 Ubi Avenue 1, OSIM Headquarters

Singapore 408939

Attention: Ron Sim

Fax No.: 65-6747-6866

J.W. Childs Associates, L.P.

111 Huntington Avenue, Suite 2900

Boston, MA 02199

Attention: Adam L. Suttin

Fax No.: (617) 753-1101

Temasek Capital (Private) Limited

60B Orchard Road, #06-18, Tower 2,

The Atrium@Orchard

Singapore 238891

Attention: S. Iswaran

Fax No.: 65-6821-1188

with a copy to:

Kaye Scholer LLP

425 Park Avenue

New York, New York 10022

Attention: Stephen C. Koval, Esq.

Fax No.: (212) 836-8689

Section 9.12 Cooperation. Subject to the terms and conditions of this Agreement, the parties agree to use commercially reasonable efforts to cooperate with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by any other party to evidence or reflect the transactions contemplated by this Agreement and to carry out the intent and purposes of this Agreement.

Section 9.13 Legal Representation of the Parties. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation hereof. The parties expressly agree that the interpretation of this Agreement shall be made without reference to any prior drafts of this Agreement exchanged between them and/or their Representatives or to any draft internally generated by any of them or their Representatives in connection with the negotiation hereof, and no such draft may be submitted by a party as parole evidence in any action or proceeding between or among the parties arising out of or relating to this Agreement and the transactions contemplated hereby.

Section 9.14 Headings. The headings contained in this Agreement are for the convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

Section 9.15 Remedies; Specific Performance. The parties hereto agree that irreparable damages would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that, prior to the termination of this Agreement pursuant to Section 8.1, each party shall be entitled to specific performance of the terms hereof and other temporary, preliminary or permanent equitable relief, in addition to any other remedy at Law or equity.

Section 9.16 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 9.17 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

* * * * *

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

BROOKSTONE, INC.

By:	/s/ Michael F. Anthony
Name:	Michael F. Anthony
Title:	Chief Executive Officer

BROOKSTONE HOLDINGS CORP.

By:	/s/ Adam L. Suttin
Name:	Adam L. Suttin
Title:	Vice President

BROOKSTONE ACQUISITION CORP.

By:	/s/ Adam L. Suttin
Name:	Adam L. Suttin
Title:	Vice President

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BROOKSTONE, INC.

BROOKSTONE, INC., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. That the name of the Corporation is BROOKSTONE, INC.

2. That the name under which the corporation was originally incorporated was Race Rock Acquisition Corp. and the date of filing with the Secretary of State of the State of Delaware of the original Certificate of Incorporation was October 23, 1986.

ARTICLE I

The name of the corporation is BROOKSTONE, INC.

ARTICLE II

The address of the Corporation’s registered office in Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle and its registered agent at such address is CORPORATION SERVICE COMPANY.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the “DGCL”).

ARTICLE IV

The Corporation shall have authority to issue a total of 1,000 shares of common stock, par value $0.01 per share.

ARTICLE V

The Board of Directors of the Corporation shall have the power to adopt, amend or repeal the by-laws of the Corporation.

ARTICLE VI

The election of the Board of Directors of the Corporation need not be by written ballot.

ARTICLE VII

This Corporation shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of this Corporation or while a director or officer is or was serving at the request of this Corporation as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney’s fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require this Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification under this ARTICLE VII shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of the foregoing provisions of this ARTICLE VII shall not adversely affect any right or protection of a director or officer of this Corporation with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

ARTICLE VIII

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director for any act or omission occurring subsequent to the date when this provision became effective, except that he may be liable for (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

ARTICLE IX

The Corporation elects not to be governed by Section 203 of the DGCL.

Dated: , 2005

	Name:	Title: